UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 8000 Marina Blvd, Suite 300, Brisbane, California 94005. The telephone number of the Company’s principal executive office is (650) 614-5220.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on September 10, 2020, there were (i) 65,766,796 Shares issued and outstanding, (ii) no shares of preferred stock, par value $0.0001 per share, of the Company (“Company Preferred Stock”) issued and outstanding, other than the 525,634 shares designated as Series A Convertible Preferred Stock (“Series A Convertible Preferred Stock”), (iii) 9,198,802 Shares subject to issuance pursuant to outstanding options to acquire Shares (such options, the “Company Options”), (iv) 1,135,991 restricted stock units issued and outstanding (such restricted units the “Company RSUs”), 11,000 of which are performance stock units (the “Company PSUs”), and (v) 66,270 Shares estimated to be subject to outstanding purchase rights under the Company’s Employee Stock Purchase Plan, as amended (the “Company ESPP”) (based on total employee contributions to the Company ESPP from May 16, 2020 through September 30, 2020, and assuming the closing price per Share as reported by the Nasdaq Global Select Market on the purchase date for the current offering period was equal to the Offer Price (as defined below)).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Business and Background of the Company’s Directors and Executive Officers.

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. One of the Company’s directors, Greg Behar, is a citizen of Switzerland, and his business address is Avenue Nestlé 55, 1800 Vevey, Switzerland. The remaining directors and all executive officers of the Company are citizens of the United States of America and each of their business address is 8000 Marina Blvd, Suite 300, Brisbane, California 94005.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland, (“Parent”), to purchase all of the issued and outstanding Shares held by stockholders other than Parent and its affiliates (the “Unaffiliated Stockholders”), at a purchase price equal to $34.50 per Share (the “Offer Price”), net to the seller thereof, in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated

September 14, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 14, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 29, 2020, by and among Parent, Purchaser and the Company (the “Merger Agreement”).

The Merger Agreement provides that, among other things, following completion of the Offer, and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Purchaser shall cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Aimmune Therapeutics, Inc.” as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

Neither the consummation of the Offer nor the Merger is subject to a financing condition. The respective obligations of Parent, Purchaser and the Company to consummate the Merger is subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) no temporary restraining order, preliminary or permanent injunction or judgment issued by any court of competent jurisdiction or law shall be in effect making the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger and (ii) Purchaser shall have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any Shares, the following will occur: (i) each Share that is outstanding prior to the Effective Time (excluding (A) Canceled Company Shares (as defined below) and (B) Shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law (“Dissenting Company Shares”)) will be automatically converted into the right to receive the Offer Price in cash, without interest and subject to any withholding taxes (the “Merger Consideration”); and (ii) each Share (A) held in the treasury of the Company or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of the Company, in each case, outstanding immediately prior to the Effective Time (“Canceled Company Shares”) or (B) irrevocably accepted for purchase pursuant to the Offer shall, in each case, be canceled and extinguished without any conversion thereof or consideration paid therefor at the Effective Time by virtue of the Merger; and (iii) each share of capital stock of Purchaser that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

A more complete description of the Merger Agreement can be found in the Offer to Purchase in the section entitled “Special Factors—Section 6. Summary of the Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, Eastern time, on October 9, 2020, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

According to the Offer to Purchase, Purchaser has engaged in no activity to date other than those incident to its formation and to the Offer and the Merger. The Offer to Purchase states that Parent’s principal executive office is located at Avenue Nestlé 55, 1800 Vevey, Switzerland, and Parent’s telephone number at such principal executive office is, +41 21 924 1111. The Offer to Purchase states the Purchaser’s principal executive office is located at 1007 US Highway 202/206 Building JR2, Bridgewater, NJ 08807 and Purchaser’s telephone number at such principal executive office is (571) 457-5500.

The Company has made information relating to the Offer available online at https://ir.aimmune.com/ and the Company has filed this Schedule 14D-9 and a Transaction Statement on Schedule 13E-3, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Affiliated Ownership and Directorships

As of September 10, 2020, Parent and its affiliates beneficially owned (i) 12,813,247 Shares (including 10,192 Shares and 75,942 Company Options held by Greg Behar, all of which are beneficially owned by an affiliate of Parent), representing approximately 19.5% of the outstanding Shares and (ii) 525,634 shares of Series A Convertible Preferred Stock, which do not include any voting rights.

Greg Behar, a member of the Board of Directors of the Company (the “Company Board” or the “Aimmune Board”), is also Chief Executive Officer of Nestlé Health Science, a global business unit of Nestlé S.A.. As of September 10, 2020, Mr. Behar holds 10,192 Shares, representing less than 1% of the outstanding Shares, and an additional 7,840 unvested Company RSUs, 75,942 Shares subject to vested Company Options and 15,398 Shares subject to unvested Company Options.

Collaboration with Nestlé Health Science

In November 2016, the Company entered into a two-year strategic collaboration with Nestec Ltd., which was subsequently merged with and into Parent, for the advancement of food allergy therapeutics and issued and sold to Nestlé Health Science US Holdings, Inc., a Delaware corporation (“NHSc US” and together with Parent and any affiliates thereof involved in the Nestlé Health Science division of Nestlé S.A., “Nestlé Health Science”), 7,552,084 Shares in a private placement at a price of $19.20 per share, which represented approximately 15.1% of the Company’s outstanding Shares at the time of the transaction. Subject to certain limited exceptions, Nestlé Health Science agreed to a two-year market standoff provision under which it agreed not to sell or transfer any of the Company’s Shares or other securities. Subject to certain limited exceptions, Nestlé Health Science also agreed to a two-year standstill agreement under which Nestlé Health Science agreed not to acquire the Company through any means. The Company agreed to register the resale of the Shares that Nestlé Health Science purchased on a registration statement to be filed with the SEC upon the request of Nestlé Health Science, which cannot make the request prior to the 45th day preceding the end of the market standoff provision. The investment and the collaboration do not include any development milestones, product marketing rights or royalties.

In November 2018, the Company entered into an extension of the strategic collaboration on similar terms and issued and sold an additional 3,237,529 of its Shares in a private placement at a price of $30.27 per share for aggregate proceeds of $98 million, increasing Nestlé Health Science’s ownership of the Company to approximately 19%. The transaction documents include the extension of the registration rights, standstill rights and market standoff provisions. The Company is not subject to any partnership, collaboration, or negotiation restrictions under the extension agreements. In addition, the Company retains all rights to its current and future pipeline assets.

Pursuant to the terms of the collaboration, during the term of such collaboration, and for so long as Nestlé Health Science holds not less than 14% of the Company’s outstanding Shares, Nestlé Health Science will be entitled to designate one nominee to serve as a director on the Company Board. In November 2016, Greg Behar joined the Company Board on behalf of Nestlé Health Science. The strategic collaboration agreement contains a non-competition covenant pursuant to which Nestlé Health Science has agreed not to engage in certain activities relating to oral immunotherapy for the treatment of food allergies. For the year ended December 31, 2019, the Company neither paid nor received any amounts to or from Nestlé Health Science in connection with activities carried out in connection with the collaboration.

In February 2020, the Company announced a $200 million equity investment by Nestlé Health Science and the extension of the parties’ existing strategic collaboration designed to enable the development and commercialization of innovative food allergy therapies, which terminates in November 2021.

In connection with the February 2020 equity investment, the parties entered into a Securities Purchase Agreement (the “Purchase Agreement”), dated as of February 4, 2020, by and between the Company and NHSc US. In connection with the extension of the existing strategic collaboration, the parties entered into an Amended and Restated Strategic Collaboration Agreement (the “Strategic Collaboration Agreement”), dated as of February 4, 2020, with Parent, the successor to Nestec Ltd. Pursuant to the Purchase Agreement, the Company and NHSc US also entered into an Amended and Restated Standstill Agreement (the “Standstill Agreement”) and an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), each dated as of February 4, 2020. Pursuant to the Strategic Collaboration Agreement, the Company and Parent (through itself and one or more affiliated entities) agreed to continue to collaborate with one another in connection with the development of our products.

Pursuant to the Purchase Agreement, the Company agreed to issue and sell to NHSc US (i) 1,000,000 Shares for an aggregate cash purchase price of $31,970,000.00, representing approximately 1.5% of the outstanding Shares and (ii) 525,634 shares of Series A Convertible Preferred Stock for an aggregate cash purchase price of $168,032,048.95 (collectively, the “NHSc Shares”). The NHSc Shares were issued and sold to NHSc US at a price per share of common stock of $31.97 and a price per share of Series A Convertible Preferred Stock of $319.675.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On July 25, 2020, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) to facilitate certain exploratory discussions between the parties regarding a possible negotiated transaction. Under the Confidentiality Agreement, Parent and its affiliates agreed, among other things, to keep confidential (subject to certain exceptions) certain non-public information about the Company for a period of three years from the date of the Confidentiality Agreement. On August 20, 2020 Nestlé and Aimmune entered into a letter agreement to supplement the terms of the Confidentiality Agreement to comply with the data privacy laws of the European Union’s General Data Protection Regulation in connection with the sharing of information relating to Aimmune’s European operations, including Aimmune’s personnel based in the European Union. The summary of the Confidentiality Agreement contained in the Offer to Purchase in the section entitled “Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune—Confidentiality Agreement” is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the Company Board have certain interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the consummation of the Offer occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 10, 2020, the executive officers and directors of the Company beneficially owned, in the aggregate, 6,486,257 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs or Company PSUs, which are discussed in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Stock Awards—Generally.” If the directors and executive officers were to tender all 6,486,257 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $223,775,867 in cash pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of September 10, 2020 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs or Company PSUs, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Cash Consideration for Shares
Dr. Jayson D.A. Dallas	28,764	$992,358
Greg Behar	10,192	$351,624
Patrick G. Enright(2)	6,183,695	$213,337,478
Kathryn E. Falberg	135,086	$4,660,467
Brett Haumann	6,250	$215,625
Mark T. Iwicki	39,567	$1,365,062
Mark D. McDade	26,852	$926,394
Stacey D. Seltzer	10,221	$352,625
Dr. Daniel C. Adelman	4,952	$170,844
Eric H. Bjerkholt	20,931	$722,120
Andrew Oxtoby	4,765	$164,393
Douglas T. Sheehy	14,982	$516,879
Narinder Singh	0	$0
All of our current executive officers and non-employee directors as a group (13 persons)	6,486,257	$223,775,867

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable), Company RSUs, and Company PSUs held by each individual are excluded.

(2)

Consists of (a) 70,561 Shares beneficially owned by Mr. Enright and (b) 6,113,134 Shares beneficially owned by Longitude Venture Partners II, L.P. (“Longitude Venture II”). Longitude Capital Partners II, LLC (“Longitude Capital II”) is the general partner of Longitude Venture II, and Longitude Capital II and Longitude Venture II may be deemed to have sole voting, investment and dispositive power over the Shares held by Longitude Venture II. Mr. Enright is a managing member of Longitude Capital II and, in his capacity as such, may be deemed to exercise shared voting and investment power with respect to such Shares. Mr. Enright disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Effect of the Offer and the Merger on Stock Awards—Generally

Company Options. Pursuant to the Merger Agreement, as of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall vest in full, terminate and be converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash, equal to the product obtained by multiplying (x) the number of Shares that were subject to such Company Option immediately prior to the Effective Time, by (y) the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Option, less any required withholding taxes; provided, that, if the exercise price is greater than or equal to the Offer Price, the Company Option shall be terminated and cancelled for no payment as provided under the Company’s 2015 Equity Incentive Award Plan and 2013 Stock Plan.

Company RSUs. Pursuant to the Merger Agreement, as of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall vest in full, terminate and be converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash, equal to the product obtained by multiplying (x) the aggregate number of Shares that were subject to such Company RSU immediately prior to the Effective Time, by (y) the Offer Price, less any required withholding taxes.

Company PSUs. Pursuant to the Merger Agreement, as of the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time shall vest in full, assuming that all performance vesting conditions have been met, terminate and be converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash, equal to the product obtained by multiplying (x) the number of Shares that were subject to such Company PSUs immediately prior to the Effective Time, by (y) the Offer Price, less any required withholding taxes.

The Merger Agreement provides that, promptly after the Effective Time (but in any event, not later than the later of (i) five business days following the Effective Time and (ii) the end of the first complete payroll period of the Surviving Corporation following the Effective Time), the Surviving Corporation will pay to the holders of Company Options and Company RSUs (including Company PSUs), as applicable, through its payroll systems, any amounts due as described above.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options, Company RSUs, and Company PSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Stock Awards—Generally.”

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The following table sets forth (i) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of their respective outstanding Company Options, Company RSUs and Company PSUs, as applicable, and (ii) the number of Shares underlying such awards, in each case as of September 10, 2020. Solely for purposes of the table below, we have assumed that the Effective Time will occur on September 10, 2020. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Offer Price will be canceled without payment of any consideration and have not been included in the table below.

Name	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(1)	Number of Vested Company Options (#)	Value of Vested Company Options ($)(1)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(2)
Executive Officers
Dr. Jayson D.A. Dallas	466,667	3,898,418	293,333	1,840,382	92,550	3,192,975
Dr. Daniel C. Adelman	122,814	1,147,490	297,186	5,165,397	24,763	854,324
Eric H. Bjerkholt	164,532	1,743,502	296,718	3,797,123	26,325	908,213
Andrew Oxtoby	149,688	1,769,633	67,812	835,942	22,670	782,115
Douglas T. Sheehy	145,313	1,316,077	192,936	2,397,489	39,295	1,355,678
Narinder Singh	150,000	2,571,000	—	—	4,285	147,833

Directors
Greg Behar	15,398	267,771	75,942	843,228	7,840	270,480
Patrick G. Enright	15,398	267,771	174,457	4,582,495	7,840	270,480
Kathryn E. Falberg	15,398	267,771	56,187	841,253	7,840	270,480
Brett Haumann	23,332	405,743	2,121	36,884	13,313	459,299
Mark T. Iwicki	15,398	267,771	195,976	4,956,274	7,840	270,480
Mark D. McDade	15,398	267,771	161,029	4,141,469	7,840	270,480
Stacey D. Seltzer	15,398	267,771	108,608	2,320,206	7,840	270,480

(1)

The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of the Company Options.

(2)	The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Offer Price. None of the executive officers or directors hold Company PSUs.

Treatment of the Company ESPP

Pursuant to the terms of the Merger Agreement, the Company Board shall take all actions necessary pursuant to the terms of the Company ESPP to (a) terminate all offering periods under the Company ESPP as of a date not later than the earlier of (i) seven days prior to the Effective Time or (ii) the forty-fifth day following the date of the Merger Agreement (the “Final Exercise Date”), (b) provide that no further offering periods shall commence under the ESPP on or following the Final Exercise Date and (c) terminate the Company ESPP as of the Effective Time, subject to the closing of the Merger. Each outstanding right under the Company ESPP on the Final Exercise Date shall be exercised on such date for the purchase of Shares in accordance with the terms of the Company ESPP, and any outstanding Shares obtained through the exercise of such outstanding right shall be treated as contemplated by the Merger Agreement. The Company shall provide timely notice of the setting of the Final Exercise Date and termination of the Company ESPP in accordance with the terms of the Company ESPP.

Closing Bonus

The Company intends to pay Mr. Singh, as an additional incentive to retain and reward his services at the closing of the Merger, a cash lump sum payment in the amount of $622,500 if Mr. Singh remains employed with the Company through the closing of the Merger.

Short-Term Cash Incentive Compensation

Pursuant to the Merger Agreement, with respect to each cash bonus or cash incentive compensation award granted or payable under the Aimmune Therapeutics Company Bonus Plan (the “Bonus Plan”) in effect as of the date of the Merger Agreement (or pursuant to cash bonus component under the Company’s 2015 Equity Incentive Award Plan, if applicable (the “Equity Plan Bonus Component”)), whether determined on an individual or an aggregate basis, with respect to which the performance period is the 2020 calendar year, Parent shall, or shall cause the Surviving Corporation or its applicable subsidiaries to, pay bonuses to all Company Employees (as defined below), including the executive officers, who are eligible to receive such bonus or award, as determined based on the terms of the Bonus Plan and Equity Plan Bonus Component as administered consistent with the Company’s practice prior to the Effective Time, at no less than 80% target levels, with such bonuses to be paid at such times required under the terms of the Bonus Plan and Equity Plan Bonus Component and in accordance with the Company’s prior practices, but in no event later than March 15, 2021. The determination of the amount of the bonuses payable pursuant to the preceding sentence shall be made after consultation with the individual serving in the most senior executive position with the Surviving Corporation after the Effective Time who was also a member of the executive committee of the management team of the Company immediately prior to the Effective Time, and assessment of the Company’s performance during the portion of 2020 following the Effective Time, and of the other elements applicable to the determination as to whether a bonus should be earned under the Bonus Plan or Equity Plan Bonus Component, as applicable, shall be made in good faith and with due regard for strong performance during the portion of 2020 following the Effective Time.

For an estimate of the amounts that may be payable to the executive officers (except for Mr. Singh), please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation” below. The amount that may be payable to Mr. Singh is approximately $128,000.

Continuing Employees

The Merger Agreement provides that Parent shall or shall cause the Surviving Corporation to honor certain compensation and benefit arrangements, in accordance with their terms, which arrangements include the executive officers’ employment agreements, described in the section below entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Employment Agreement Severance Benefits.” For the period commencing on the Effective Time and ending on December 31, 2021 (the “Continuation Period”), or, if shorter, during the period of continued employment of the relevant employee, Parent shall cause its subsidiaries to provide to each employee of the Company or any of its subsidiaries immediately before the Effective Time and who continues employment with subsidiaries of Parent immediately following the Effective Time (each, a “Company Employee”), (i) an annual base salary or wage rate that is at least equal to the base salary or wage rate provided by the Company or any of its subsidiaries to such Company Employee immediately prior to the Effective Time, (ii) short-term target cash incentive opportunities that are at least equal to the target cash incentive opportunities provided by the Company or any of its subsidiaries to such Company Employee immediately prior to the Effective Time, and (iii) other employee benefits (excluding equity or equity based compensation, stock purchase, defined benefit pension, non-qualified deferred compensation, severance and retiree health or welfare benefits), in each case, that (together with any additional cash or other compensation of benefits provided by Parent) are substantially comparable, in the aggregate, to the employee benefits provided to the Company Employee as of immediately prior to the Effective Time.

Each Company Employee shall be given credit for all full or partial years of service with the Company and its subsidiaries and their respective predecessors performed prior to the Effective Time for purposes of eligibility to participate and vesting under any employee benefit plan, including any 401(k) plan or paid time off to the same extent and for the same purposes that past service was recognized for such Company Employees under the comparable employee benefit plan as in effect immediately prior to the Effective Time and for purposes of calculating paid time off or the above-referenced severance benefits; provided, that such service need not be credited to the extent that doing so would result in (i) duplication of benefits or compensation for the same period of service or (ii) service credit for benefit accruals under a defined benefit pension plan or retiree or post-termination health or welfare benefits.

In the event of any change in the group health benefit plans provided to Company Employees in the year in which the Effective Time occurs or in the Continuation Period, Parent shall, or shall cause the Surviving Corporation to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees (and their eligible, covered dependents) under any group health benefit plans in which Company Employees participate following the Effective Time, to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change under the analogous employee benefit plan in effect immediately prior to the Effective Time, and (ii) the crediting of each Company Employee (or his or her eligible, covered dependents) with any co-payments and deductibles paid under a group health benefit plan prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change to the extent that such amounts were satisfied or did not apply under the analogous employee benefit plan in effect immediately prior to the Effective Time.

Executive Officer Employment Agreement Severance Benefits

Under the employment agreements with each of our executive officers, (the “Employment Agreements”) if the applicable executive is terminated by us without “Cause” or resigns for “Good Reason” (each, a “Qualifying Termination”), then, in exchange for providing us a general release of claims, the executive is entitled to receive (i) continued base salary payments for nine months or, in the case of Dr. Dallas, twelve months, (ii) reimbursement of premiums for continued healthcare coverage for nine months or, in the case of Dr. Dallas, twelve months, (iii) six months’, or in the case of Dr. Dallas, twelve months’, accelerated vesting of equity awards, including stock options, held by the executive (with any vested stock options remaining exercisable for up to twelve months after his termination of employment or resignation), and (iv) in the case of Dr. Dallas only, his new hire stock option and RSU awards will accelerate in full.

If a Qualifying Termination occurs during the period commencing three months prior to a change in control and ending twelve months after a change in control, then, in lieu of the foregoing benefits, each executive is entitled to receive (a) a cash lump sum payment equal to one times, or in the case of Dr. Dallas, one and one-half times, the sum of the executive’s base salary and target bonus, (b) reimbursement of premiums for continued healthcare coverage for twelve months or, in the case of Dr. Dallas, eighteen months, and (c) full accelerated vesting of each equity award, including stock options, held by the executive.

The Employment Agreements also include a Section 280G “best pay” provision, which provides that, if any amount received by the executive pursuant to the agreement or otherwise that would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code, the executive would receive the full amount of the payments and benefits or an amount reduced so that no portion would be subject to the excise tax, whichever would result in the largest payment to the executive on an after-tax basis.

For the purposes of the Employment Agreements, “Cause” means any of the following events: (a) the executive’s theft, dishonesty or falsification of any employment or company records that is non-trivial in nature; (b) the executive’s malicious or reckless disclosure of our confidential or proprietary information or any material breach by the executive of his obligations under the proprietary information and invention assignment agreement with us; (c) the conviction of the executive of a felony (excluding motor vehicle violations) or the commission of gross negligence or willful misconduct, where a majority of the non-employee members of the Company Board reasonably determines that such act or misconduct has (i) seriously undermined the ability of the Company Board or management to entrust the executive with important matters or otherwise work effectively with the executive, (ii) substantially contributed to our loss of significant revenues or business opportunities, or (iii) significantly and detrimentally affected our business or reputation; and/or (d) the willful failure or refusal by the executive to follow the reasonable and lawful directives of the Company Board, provided such willful failure or refusal continues after the executive’s receipt of reasonable notice in writing of such failure or refusal and a reasonable opportunity of not less than 30 days to correct the problem.

The Employment Agreements provide that “Good Reason” means any of the following are undertaken without the executive’s prior written consent: (a) a material diminution in the executive’s authority, duties, or responsibilities which substantially reduces the nature or character of the executive’s position with us; (b) a material reduction by us of the executive’s base salary as in effect immediately prior to such reduction; (c) a relocation of the executive’s principal office to a location that increases the executive’s one-way commute by more than thirty-five (35) miles; or (d) any material breach by us of any provision of the executive’s Employment Agreement, in each case, subject to notice and cure requirements.

The Employment Agreements provide for “change in control” to have the same definition as in the Company’s 2015 Equity Incentive Award Plan. The closing of the Merger will constitute a “change in control” for this purpose.

At the Effective Time, the executive officers’ equity awards will be treated in the manner set forth in the Merger Agreement, as described in the section above entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Stock Awards—Generally” above.

For an estimate of the amounts that would be payable to the executive officers (except for Mr. Singh) pursuant to the Employment Agreements in connection with a Qualifying Termination within the 12 month period after the closing, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation” below. The amount that would be payable to Mr. Singh pursuant to his Employment Agreement in such circumstance is approximately $725,496. These are estimates only, and do not mean that any of the executive officers will be terminated.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on September 10, 2020; (2) the employment of each named executive officer will be terminated immediately following the Effective Time without Cause or due to resignation for Good Reason (each as defined above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Employment Agreement Severance Benefits”), entitling the named executive officer to receive severance payments and benefits under their respective Employment Agreement; (3) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of September 10, 2020; (4) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (5) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger as well as the named executive officer’s termination of employment without Cause or resignation for Good Reason, as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the Merger as being payable on a “single trigger” basis.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Dr. Jayson D.A. Dallas	$1,800,000	7,091,393	$56,244	$8,947,637
Dr. Daniel C. Adelman	$785,696	2,001,814	$23,559	$2,811,069
Eric H. Bjerkholt	$773,312	2,651,715	$39,192	$3,464,219
Andrew Oxtoby	$751,296	2,551,748	$31,410	$3,334,454
Douglas T. Sheehy	$728,248	2,671,755	$37,496	$3,437,499

(1)

The amounts for each named executive officer represent (i) the aggregate dollar value of severance payments that the officer would be entitled to receive upon a termination of employment by the Company without Cause or due to resignation for Good Reason (each, as defined in the named executive officer’s Employment Agreement) within the period commencing three months prior to and ending twelve months following a change in control of the Company as described in the subsection entitled “—Executive Officer Employment Agreement Severance Benefits” above and (ii) the named executive officer’s annual bonus for fiscal year 2020 paid at 80% of target (which is 40% of annual base salary for each named executive officer, other than Dr. Dallas whose target bonus is 60% of base salary) pursuant to the Merger Agreement as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Short-Term Cash Incentive Compensation” above.

(2)

Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, canceled and converted to amounts in cash pursuant to the Merger Agreement as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Stock Awards—Generally” above.

(3)

Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a Qualifying Termination and elects such coverage for the maximum amount of time permitted. For a description of this continuation coverage for each named executive officer, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Executive Officer Employment Agreement Severance Benefits” above.

The following table shows the number and estimated value of the unvested Company Options and unvested Company RSUs held by the named executive officers:

Named Executive Officer	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(A)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(B)	Total Value of Unvested Equity Awards ($)
Dr. Jayson D.A. Dallas	466,667	3,898,418	92,550	3,192,975	7,091,393
Dr. Daniel C. Adelman	122,814	1,147,490	24,763	854,324	2,001,814
Eric H. Bjerkholt	164,532	1,743,502	26,325	908,213	2,651,715
Andrew Oxtoby	149,688	1,769,633	22,670	782,115	2,551,748
Douglas T. Sheehy	145,313	1,316,077	39,295	1,355,678	2,671,755

(A)

The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of the Company Options.

(B)	The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Offer Price.

Executive Officer and Director Arrangements Following the Merger

As of September 10, 2020, none of the Company’s executive officers or non-employee directors has entered into any agreement, arrangement or understanding with Parent or any of its executive officers, directors or affiliates regarding employment with Parent or any of their affiliates. However, their existing employment agreements will remain in place after the Merger. Although no such agreement, arrangement or understanding exists as of September 10, 2020, certain of the Company’s executive officers or non-employee directors may, prior to the completion of the Merger, enter into new arrangements with Parent or its affiliates regarding employment with Parent or certain of its affiliates.

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the Company Board or compensation committee of the Company Board, as applicable, will take such steps to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act each employment compensation, severance or other employee benefit arrangement that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries or any affiliate of Parent with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation, by a provision of its certificate of incorporation, to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Company has included in its second amended and restated certificate of incorporation (as amended, the “Charter”) and its amended and restated bylaws (as amended, the “Bylaws”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

The Company has included in its Charter and its Bylaws provisions that permit the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. The Bylaws of the Company also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the Bylaws would permit indemnification. In addition, the Company may advance expenses incurred in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall be ultimately determined that the person is not entitled to be indemnified by the Company. The Company has also obtained directors’ and officers’ liability insurance.

Pursuant to authorization by the Company Board, the Company has entered into separate indemnification agreements (“Indemnification Agreements”) with its directors and executive officers, in addition to the indemnification provided for in the Charter and Bylaws. These Indemnification Agreements, among other things, provide for indemnification by the Company of its directors and executive officers for expenses, judgments, fines and settlement amounts incurred by such person in any action or proceeding arising out of such person’s services as a director or executive officer or at the Company’s request. These Indemnification Agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(26) hereto, and is incorporated herein by reference.

The Merger Agreement provides for certain indemnification, exculpation from liabilities, advancement of expenses and insurance rights in favor of any individual who, at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its subsidiaries (each, an “Indemnified Party”). Specifically, Parent has agreed that, for six years from and after the Effective Time, Parent will cause the Surviving Corporation to honor, fulfill, perform and satisfy the obligations of the Company and its subsidiaries, to the extent permitted and enforceable under applicable law, under (i) each indemnification agreement in effect between the Company or any of its subsidiaries and any Indemnified Party made available to Parent prior to the date of the Merger Agreement and (ii) any indemnification and any exculpation provision set forth in the Charter and Bylaws as in effect on the date of the Merger Agreement. In addition, Parent has agreed that, for six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain (and Parent will cause them to contain) provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than those set forth in the Charter and Bylaws as in effect on the date of the Merger Agreement.

Prior to the Effective Time, the Company will use its reasonable best efforts to purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each person covered as of the date of the Merger Agreement by the Company’s directors’ and officers’ liability insurance policy and each person who becomes covered by the Company’s directors’ and officers’ liability insurance policy prior to the Effective Time on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six (6) year period following the Effective Time and at an aggregate price not to exceed 300% of the aggregate amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”). If the Company or Parent obtains such prepaid “tail” or “runoff” policies prior to the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to perform and satisfy the obligations thereunder. If the Company fails to purchase such “tail” or “runoff” policy prior to the Effective Time, then either (i) Parent may purchase such “tail” or “runoff” policy on behalf of the Company or (ii) the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, a directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to coverage and amount no less favorable than those of such than those of such policy in effect as of the date of the Merger Agreement. Notwithstanding the foregoing, regardless of who obtains the “tail” or “runoff” policy, neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in an aggregate amount in excess of 300% of the Current Premium, and if such premiums for such insurance would at any time exceed such amount, then Parent or the Surviving Corporation will cause to be maintained insurance policies that, in the good faith judgment of Parent or the Surviving Corporation, provide the maximum coverage available at an annual aggregate premium equal to 300% of the Current Premium.

Section 16 Matters

The Company will take all reasonable actions as may be required or advisable to ensure that any dispositions of Company equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act, are exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on August 29, 2020, the seven Independent Directors (who are identified below) unanimously: (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer (such actions, together, the “Company Board Recommendation”). The remaining director, Greg Behar, was not present for the vote at the meeting.

The Company Board has determined that, of the Company’s eight directors, the following seven directors are independent for purposes of evaluating a transaction by the Company with Parent and Purchaser: Dr. Jayson D.A. Dallas, Patrick Enright, Kate Falberg, Brett Haumann, Mark Iwicki, Mark McDade and Stacey D. Seltzer (collectively, the “Independent Directors”). The Company’s remaining director is Greg Behar, the Chief Executive Officer of Nestlé Health Science. Mr. Behar was nominated to serve as a director on the Company Board by Parent pursuant to the Strategic Collaboration Agreement. Six of the seven Independent Directors are not employees of the Company. The remaining Independent Director is Jayson Dallas, the President and Chief Executive Officer of the Company.

Accordingly, and for the other reasons described in more detail below, the Independent Directors hereby recommend that the Unaffiliated Stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board Recommendation is filed as Exhibit (a)(13) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the press release issued by the Company, dated August 31, 2020, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Aimmune Board, together with members of Aimmune’s management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of Aimmune, and considers a variety of strategic alternatives that may be available to Aimmune, including continuing to pursue Aimmune’s strategy as a stand-alone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing shareholder value.

Unless otherwise noted, the references to meetings of the Aimmune Board described below did not include Greg Behar, who is the Chief Executive Officer of Nestlé Health Science. The reason for Mr. Behar’s absence from these meetings was due to his position at Nestlé S.A. and its Nestlé Health Science division and Nestlé’s equity ownership interest in Aimmune. The directors of the Aimmune Board, other than Mr. Behar, are collectively referred to as the “Independent Directors”. Unless otherwise noted, references to Mr. Behar in this “Background of the Offer” section, including discussions with Mr. Behar, refer to Mr. Behar in his capacity and role at Nestlé.

As previously disclosed by Aimmune, in November 2016, Aimmune entered into a two-year strategic collaboration with Nestec Ltd., which has since been merged with and into Nestlé, for the advancement of food allergy therapeutics. As part of this collaboration, Aimmune issued and sold to Nestlé Health Science US Holdings, Inc. (together with Nestlé and its affiliates that comprise the Nestlé Health Science division of Nestlé S.A., “Nestlé Health Science”) 7,552,084 Shares, representing approximately 15.1% of Aimmune’s then outstanding Shares as of November 23, 2016, at a price of $19.20 per Share for an aggregate consideration of $145 million. Pursuant to the terms of the collaboration, during the term of such collaboration and for so long as Nestlé Health Science holds at least 14% of Aimmune’s outstanding Shares, Nestlé Health Science is entitled to designate one nominee to serve as a director on the Aimmune Board. In November 2016, Mr. Behar, Nestlé Health Science’s designee, joined the Aimmune Board. As noted above, Mr. Behar remains as a member of the Aimmune Board as of the date hereof.

In connection with the strategic collaboration and Nestlé Health Science’s initial investment in Aimmune, Nestlé Health Science and Aimmune entered into a Standstill Agreement (as defined and described in greater detail under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent—Collaboration with Nestlé Health Science” and in the Offer to Purchase in the section entitled “Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune—Standstill Agreement”). The Standstill Agreement contained a market standoff provision, pursuant to which, subject to certain limited exceptions, Nestlé Health Science agreed not to sell or transfer any Shares or securities convertible into, exchangeable for, exercisable for or repayable with Shares, prior to November 23, 2018. The Standstill Agreement also imposed certain standstill restrictions on Nestlé Health Science that limited the ability of Nestlé Health Science, without the approval of a majority of the members of the Aimmune Board who are not affiliated with Nestlé Health Science, to effect or seek to effect a transaction to acquire Aimmune through any means prior to November 23, 2018. Notwithstanding the standstill restrictions, the Standstill Agreement expressly permits Nestlé Health Science to initiate and engage in confidential discussions with the Aimmune Board regarding any such transaction.

Since November 2016, Nestlé Health Science has from time to time reviewed its investment in and collaboration with Aimmune and, over time, increased its equity ownership interest in Aimmune.

In February 2018, Nestlé Health Science acquired an additional 937,500 Shares at a price of $32.00 per Share for an aggregate consideration of $30.0 million as part of a $202.4 million public offering of Shares. After giving effect to the issuance of these additional Shares, Nestlé Health Science’s percentage ownership in Aimmune remained relatively unchanged.

In November 2018, Aimmune entered into an extension of the strategic collaboration on similar terms and issued and sold to Nestlé Health Science an additional 3,237,529 Shares in a private placement at a price of $30.27 per Share for an aggregate consideration of $98.0 million, increasing Nestlé Health Science’s percentage equity ownership interest in Aimmune to approximately 19% of Aimmune’s then outstanding Shares as of November 11, 2018. In connection with the extension of the strategic collaboration, the Standstill Agreement was amended and restated to, among other things, extend the standstill restrictions and market standoff provisions through November 11, 2020, each of which would otherwise have expired on November 23, 2018 absent the extension.

In February 2020, Aimmune announced an additional $200.0 million equity investment by Nestlé Health Science and a further extension of the existing strategic collaboration, which would otherwise have terminated in November 2021. In connection with this additional investment and further extension, the Standstill Agreement was further amended and restated to, among other things, extend the market standoff provisions through November 11, 2021, which would otherwise have expired on November 11, 2020 absent the extension. The amended and restated Standstill Agreement did not extend the expiration date of the standstill restrictions, which remained November 11, 2020.

In the second quarter of 2020, representatives of Lazard Frères & Co. LLC (“Lazard”), along with members of Aimmune’s management, conducted outreach to potential partners (including Nestlé) for licensing and other strategic transactions relating to the rights to commercialize Aimmune’s lead product, PALFORZIA®, in Europe. Nestlé Health Science was one of several parties who expressed an interest in exploring such a transaction.

In connection with Nestlé Health Science’s ongoing review of its investment in and collaboration with Aimmune, on July 7, 2020, the board of directors of Nestlé S.A. delegated authority to Nestlé S.A.’s chairman, Paul Bulcke, and chief executive officer, Ulf Mark Schneider, to review the results of an exploratory review of Aimmune’s business, assess the recommendation of Nestlé Health Science with respect to a potential transaction, review the terms and conditions of any potential offer recommended by Nestlé Health Science with respect to a potential transaction and make the final determination as to whether to approve or reject the terms and conditions of any such offer.

On July 10, 2020, representatives of Nestlé proposed to members of the Aimmune Board during a telephonic conference call that Nestlé and Aimmune should consider initiating exploratory discussions that could lead to a potential transaction, including the potential acquisition of Aimmune by Nestlé. The Nestlé participants on the call indicated that, although any acquisition of Aimmune would require certain internal approvals, they believed that an indicative price of $30.00 per Share could serve as a basis for exploratory discussions.

Later on July 10, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management. Representatives of Latham & Watkins LLP, Aimmune’s legal counsel (“Latham”), were also present. Members of Aimmune’s management updated the Independent Directors on Nestlé’s approach and request to initiate exploratory discussions. The Independent Directors directed Aimmune’s management to keep the Independent Directors updated on any further discussions with Nestlé and to keep in mind the on-going restrictions of the Standstill Agreement.

On July 13, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management to discuss the possibility of engaging in exploratory discussions with respect to a potential transaction suggested by representatives of Nestlé. Representatives of Lazard and Latham were also present. At the meeting, representatives of Aimmune’s management discussed the business plans and objectives for 2020 and upcoming SEC filings. In addition, representatives of Latham provided an overview of the fiduciary duties of the Aimmune Board, summarized the terms of the existing restrictions in the Standstill Agreement and answered questions as to potential transaction timelines and structures in the event that Aimmune were to consider a strategic transaction. Further, representatives of Lazard discussed the preliminary analysis of potential valuations of Aimmune. In the course of the meeting, the Independent Directors determined that a potential price of $30.00 per Share was not sufficient to allow Nestlé access to materials for the purpose of commencing a due diligence investigation of Aimmune or to justify a waiver of any of the restrictions in the Standstill Agreement. After the discussion, the Independent Directors directed Aimmune’s management to indicate to Nestlé that a price of $30.00 per Share would not be a sufficient indicative value for Aimmune to agree to waive the terms of the Standstill Agreement for the purpose of furthering exploratory discussions and allowing Nestlé to engage in due diligence.

On July 14, 2020, members of Aimmune’s management indicated to members of Nestlé’s management on a telephonic conference call that an indicative price of $30.00 per share would not be sufficient to secure a waiver of the terms of the Standstill Agreement to allow exploratory discussions to take place. On July 14, 2020, the closing price of the Shares was $15.95.

On July 20, 2020, members of Nestlé’s management indicated to members of Aimmune’s management on a telephonic conference call that Nestlé’s management could potentially consider improving the indicative price that would serve as the basis for exploratory discussions to $32.50 per Share. On July 20, 2020, the closing price of the Shares was $15.96.

On July 21, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management. Representatives of Latham were also present. Members of Aimmune’s management updated the Independent Directors on the further discussions with Nestlé that had taken place on July 20, 2020 and the status of discussions with potential commercialization partners of PALFORZIA® in Europe. The Independent Directors concluded that an indicative price of $32.50 per Share was insufficient for the Independent Directors to agree to a full waiver of the restrictions of the Standstill Agreement to enable Nestlé to begin due diligence, but that they would support a partial waiver in order to enable members of Aimmune’s management to provide a half-day management presentation to Nestlé on recent developments with respect to its business and launch plans for PALFORZIA®. The Independent Directors further instructed members of Aimmune’s management to commence with the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”) and Lazard as financial advisors for purposes of assessing a potential strategic transaction (J.P. Morgan and Lazard, collectively, the “Financial Advisors”). Prior to the formal engagement of the Financial Advisors, the Independent Directors also determined, based on the disclosures by each Financial Advisor of potential conflicts of interest that such Financial Advisor might have as a result of its engagement by Aimmune as a financial advisor, are described in greater detail under “The Merger—Opinions of Aimmune’s Financial Advisors – J.P. Morgan Securities L.L.C. and Lazard”, that such Financial Advisors could provide unbiased advice in connection with assessing a potential strategic transaction.

On July 23, 2020, members of Aimmune’s management indicated to members of Nestlé’s management by telephonic conference call that the revised potential price of $32.50 per Share would not be sufficient to allow

Nestlé to begin due diligence or secure a full waiver of the Standstill Agreement. Aimmune’s management, however, did offer to provide a limited waiver of the Standstill Agreement to enable Nestlé to participate in a half-day presentation by Aimmune’s management and to engage in discussions with Aimmune through August 5, 2020. On July 23, 2020, the closing price of the Shares was $14.81.

On July 24, 2020, Mark McDade, the Chairman of the Aimmune Board, had a telephone discussion with Mr. Behar, whereby Mr. McDade and Mr. Behar discussed potential process and timing for exploratory discussions. Mr. McDade reiterated that the Independent Directors believed an indicative price of $32.50 was insufficient.

On July 25, 2020, Aimmune and Nestlé entered into the Confidentiality Agreement (as defined and described in greater detail under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent—Confidentiality Agreement”) to facilitate exploratory discussions between the parties regarding a potential strategic transaction.

On July 31, 2020, Aimmune’s management team delivered a presentation to Nestlé’s management via video conference, which provided details and updates of Aimmune’s business, along with long-range planning and business prospects. On July 31, 2020, the closing price of the Shares was $13.21.

On the morning of August 4, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management. Representatives of Latham were also present. The Independent Directors directed Aimmune’s management to work with the Financial Advisors to identify potential third parties that might be contacted to begin discussions that could lead to a potential strategic transaction, considering the size of the premium represented by Nestlé’s most recent indicative price and the risks of potential leaks that Aimmune was considering a strategic transaction. Members of Aimmune’s management also presented management’s preliminary views on the potential effects of COVID-19 on Aimmune’s business and the long-range plans of Aimmune.

Later on August 4, 2020, members of Nestlé’s management indicated to members of Aimmune’s management by telephonic conference call that it could potentially consider an indicative price of $34.00 per Share as a basis to further the exploratory discussions regarding a potential transaction. Nestlé’s management re-iterated on the call that any final decision on a potential acquisition of Aimmune as well as the price thereof was subject to the approval of the board of directors of Nestlé S.A. and other internal approvals.

After such call, on August 4, 2020, Nestlé’s management provided Aimmune with a letter providing indicative terms on which Nestlé’s management believed an acquisition of Aimmune might be achievable, including an indicative price per Share of $34.00. The letter indicated that there would be no financing condition associated with any potential transaction and set forth the diligence items required in order for Nestlé’s management to continue to move forward with exploratory discussions for a potential transaction. The letter also indicated that any transaction would be subject to the approval of the boards of directors of both Nestlé S.A. and Nestlé, the entity that would likely be the acquirer in any potential transaction. On August 4, 2020, the closing price of the Shares was $13.84.

Later on August 4, 2020, members of Aimmune’s management, together with representatives of the Financial Advisors, selected based on their discussions five different pharmaceutical companies (each, “Party A”, “Party B”, “Party C”, “Party D” and “Party E”) that could be interested in pursuing discussions with Aimmune regarding a strategic transaction, from a larger group of third parties that had been discussed and considered between Aimmune’s management and the Financial Advisors. These five parties were chosen because they were considered the parties most likely to be interested in a strategic transaction, given their ability to pay a price equal to or greater than Nestlé’s indicative price per Share and the likelihood of interest in Aimmune’s products as a result of the perceived strategic fit.

On August 5, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management. Representatives of J.P. Morgan, Lazard and Latham were also present. The Independent Directors discussed Nestlé’s letter of August 4, 2020 and determined that it would be in the best interests of Aimmune to continue exploratory discussions with Nestlé, including allowing a further limited waiver of the Standstill Agreement to allow Nestlé to conduct due diligence. In addition, members of Aimmune’s management and the Financial Advisors discussed the five companies identified as potential parties for a strategic transaction. The Independent Directors agreed with Aimmune’s management and the Financial Advisors that the five parties identified by Aimmune’s management and the Financial Advisors to be approached in connection with the a potential strategic transaction were appropriate, after considering, among other factors, the larger group of potential parties initially identified, the size of the premium represented by Nestlé’s most recent indicative price and the desire to limit potential leaks that Aimmune was considering a strategic transaction. The Independent Directors directed the Financial Advisors to contact the five identified parties and assess their potential interest in pursuing a strategic transaction with Aimmune.

On August 5, 2020, representatives of the Financial Advisors contacted Party A via e-mail regarding a potential strategic transaction with Aimmune.

On August 5, 2020, representatives of the Financial Advisors contacted Party B via e-mail regarding a potential strategic transaction with Aimmune.

On August 5, 2020, representatives of the Financial Advisors contacted Party C via e-mail and then had a telephonic discussion with a member of Party C’s business development team on August 6th with respect to a potential strategic transaction with Aimmune. Party C noted they would discuss the opportunity internally and then return with an update.

On August 5, 2020, representatives of the Financial Advisors contacted Party D via telephone and subsequently had a telephonic discussion with a member of Party D’s business development team with respect to a potential strategic transaction with Aimmune. Party D noted they would discuss the opportunity internally and would return with an update.

On August 6, 2020, members of Aimmune’s management indicated to members of Nestlé’s management on a telephonic conference call that Aimmune would be prepared to waive the standstill through August 31, 2020 to enable Nestlé to conduct a due diligence investigation of Aimmune.

On August 6, 2020, representatives of the Financial Advisors had a telephonic discussion with a member of Party A’s business development team with respect to a potential strategic transaction with Aimmune. Party A noted they would discuss the opportunity internally and then return with an update.

On August 6, 2020, the Financial Advisors contacted Party E and over the course of August 6, 2020, exchanged correspondence via email regarding the opportunity. Party E noted they had discussed the opportunity internally and were not interested in pursuing a potential strategic transaction with Aimmune.

On August 6, 2020, a representative from Party C contacted the Financial Advisors and informed them that Party C was not interested in pursuing a potential strategic transaction with Aimmune.

On August 7, 2020, representatives of the Financial Advisors had a telephonic discussion with a member of Party B’s business development team on August 7, 2020 with respect to a potential strategic transaction with Aimmune. Party B noted they would discuss the opportunity internally and then return with an update.

On August 8, 2020, Aimmune and Nestlé entered into a limited waiver of the Standstill Agreement, which authorized Nestlé to conduct exploratory due diligence of certain materials provided by Aimmune for purposes of allowing Nestlé to consider pursuing a strategic transaction. The waiver allowed for the continuation of exploratory discussions through August 31, 2020.

Beginning on August 10, 2020, Aimmune made available to Nestlé and its representatives, diligence materials concerning Aimmune and its business. From such date until the execution of the Merger Agreement, Aimmune responded to questions from Nestlé and its representatives and provided supplemental materials in response to Nestlé’s diligence requests.

On August 10, 2020, a representative from Party B contacted the Financial Advisors and informed them that Party B was not interested in pursuing a potential strategic transaction with Aimmune.

On August 10, 2020, a representative from Party D contacted the Financial Advisors and informed them that Party D was not interested in pursuing a potential strategic transaction with Aimmune.

On the morning of August 11, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management, at which representatives of J.P. Morgan, Lazard and Latham were also present. The Financial Advisors provided an update from discussions with the five alternative third parties that had taken place in the previous days, explaining that Parties B, C, D and E had each indicated that it was not interested in pursuing a strategic transaction with Aimmune and that Party A had not yet responded to the Financial Advisors.

On August 12, 2020, Mayer Brown LLP (“Mayer Brown”), counsel for Nestlé, for purposes of continuing the exploratory discussions to date, sent an initial draft of a potential merger agreement to Latham.

From August 13, 2020 through August 18, 2020, members of Aimmune’s management reviewed the draft merger agreement and discussed key terms with representatives of Latham.

On the evening of August 14, 2020, representatives of J.P. Morgan and Lazard had a telephonic discussion with representatives of BofA Securities, Inc. (“BofA Securities”), the financial advisor for Nestlé. Representatives of J.P. Morgan and Lazard confirmed the status of the diligence process and outstanding requests and reiterated the expectation of the Independent Directors that access to the additional information would result in an improvement of Nestlé’s valuation of Aimmune and, correspondingly, an increase in the price payable to Aimmune’s stockholders in the event that the parties were able to agree on the terms of a transaction during the exploratory discussions.

On the morning of August 18, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management, at which representatives of J.P. Morgan, Lazard and Latham were also present. Members of Aimmune’s management provided an update as to recent discussions involving European commercial partners for PALFORZIA®. Representatives of Latham provided an overview of the key terms of the draft merger agreement, including the termination fee that would be payable in the event of Aimmune’s acceptance of a superior proposal, the conditions to closing and the required regulatory approvals. The Independent Directors directed management and Latham to continue discussions with Nestlé and Mayer Brown regarding the potential transaction.

On August 18, 2020, Mr. McDade had a telephone discussion with Mr. Behar, whereby Mr. Behar informed Mr. McDade that, although the necessary internal approvals had not been secured, Nestlé’s management envisioned a timeline that could result in the announcement of a transaction by the end of the week of August 24, assuming negotiations were successful. The valuation and price terms of the potential transaction were not discussed during this conversation.

Later on August 18, 2020, a representative from Party A contacted the Financial Advisors and informed them that Party A was not interested in pursuing a potential strategic transaction with Aimmune.

Also on August 18, 2020, Aimmune and Nestlé entered into a letter agreement to supplement the terms of the Confidentiality Agreement to comply with the data privacy laws of the European Union’s General Data Protection Regulation in connection with the sharing of information relating to Aimmune’s European operations, including Aimmune’s personnel based in the European Union.

On August 19, 2020, Mr. McDade had a telephone discussion with Mr. Behar, whereby Mr. McDade and Mr. Behar discussed the progress of Nestlé’s due diligence, the status of Aimmune’s review of the potential merger agreement and potential timing of Nestlé’s feedback regarding the exploratory review.

Later on August 19, 2020, Latham sent a revised draft of the merger agreement to Mayer Brown for purposes of continuing the exploratory discussions. The terms of such draft included, among other things, a lower termination fee and further expanded exceptions in the definition of “Material Adverse Effect” to include further consequences arising out of the COVID-19 pandemic.

On the morning of August 21, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management, at which representatives of J.P. Morgan, Lazard and Latham were also present. Representatives of J.P. Morgan and Lazard provided an update from discussions with Party A that had taken place on August 18, 2020, where Party A had indicated that it was not interested in considering a potential strategic transaction with Aimmune. Members of the Aimmune’s management presented to the Board on Aimmune’s potential long-term plans, including European approval and potential commercial partners. The Independent Directors directed management and Latham to continue exploratory discussions with Nestlé and Mayer Brown regarding the potential transaction.

On the morning of August 22, 2020, representatives of Mayer Brown sent a revised draft of the merger agreement to Latham for purposes of continuing the exploratory discussions.

On the morning of August 24, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management. Representatives of Latham were also present. The Latham participants discussed the key terms of the last draft merger agreement from Mayer Brown, including topics involving the termination fee, the definition of “Intervening Event” and the conditions to the consummation of the transactions contemplated thereby.

Later in the morning of August 24, 2020, members of Aimmune’s management held a telephonic meeting with members of Nestlé’s management. The members of Nestlé’s management indicated that its diligence investigation had raised certain valuation concerns, including, among other things, larger than expected costs of developing Aimmune’s pipeline, along with concerns over the gross-to-net revenue adjustment for PALFORZIA®. Notwithstanding those concerns, the Nestlé representatives indicated that they were willing to continue to move forward with the exploration of a potential transaction at an indicative price of $34.00 per Share. Members of Aimmune’s management expressed disappointment in the lack of improvement in the indicative price and explained that it would need to further discuss the indicative price with the Independent Directors but would continue to move forward with discussions relating to the terms of the potential transaction and that it would direct Latham to continue discussions with the representatives of Mayer Brown.

On the afternoon of August 24, 2020, representatives of Latham had a telephonic discussion with representatives of Mayer Brown to discuss certain topics on the latest terms of the draft merger agreement as provided by Mayer Brown on August 22, 2020. Latham and Mayer Brown discussed, among other terms, the appropriate standard of fiduciary duties in relation to Aimmune’s non-solicitation restrictions, the conditions to the closing of the offer and the size of the termination fee.

On the evening of August 24, 2020, representatives of J.P. Morgan and Lazard had a telephonic discussion with representatives of BofA Securities. Representatives of BofA Securities reiterated that there were valuation concerns and that Aimmune would need to decide if $34.00 was an acceptable per Share price. Representatives of BofA Securities indicated that, subject to agreement on the terms of a transaction, and receipt by Nestlé of internal approvals, Nestlé’s management envisioned a timeline that could result in an announcement by August 31, 2020. Representatives of J.P. Morgan and Lazard responded that the $34.00 did not reflect a full valuation, and therefore Nestlé should consider an improvement to the indicative price.

On the morning of August 25, 2020, representatives of Latham sent an initial draft of the Aimmune disclosure letter to Mayer Brown.

Also on the morning of August 25, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management. Representatives of J.P. Morgan, Lazard and Latham were also present. Representatives of J.P. Morgan and Lazard provided an update on conversations from August 24, 2020 with representatives of BofA Securities. Representatives of J.P. Morgan and Lazard discussed their respective preliminary financial analyses of the transaction, including an evaluation of a potential transaction at a per Share price of $34.00. The Independent Directors discussed the terms that remained subject to negotiation in the transaction documents and provided guidance on such terms, including the size of the termination fee and the conditions to consummation of the offer. The Independent Directors directed Latham to continue discussions regarding the exploratory draft of the merger agreement with Mayer Brown, while also directing J.P. Morgan and Lazard to address the valuation concerns with BofA Securities, and to indicate that the Independent Directors sought a per Share price of over $35.00. The Independent Directors also directed Mr. McDade to discuss with Mr. Behar that the Independent Directors were not in consensus as to the advisability of a potential transaction at an indicative per Share price of $34.00.

Later in the morning of August 25, 2020, Mr. McDade and Mr. Behar had a telephonic discussion whereby Mr. McDade indicated to Mr. Behar that there was currently not a consensus among the Independent Directors as to whether a transaction at an indicative price of $34.00 per Share price would be acceptable to the Independent Directors. On August 25, 2020, the closing price of the Shares was $12.76.

On the morning of August 26, 2020, members of Aimmune’s management had a telephonic discussion with certain members of Nestlé’s management. During the discussion, the members of Nestlé’s management indicated that they were prepared to seek approval from Nestlé S.A.’s and Nestlé’s boards of directors for a transaction at an indicative price of $34.50 per Share. The members of Nestlé’s management indicated that, if approved, Nestlé would be prepared to make an offer, assuming that Aimmune would waive the restrictions in the Standstill Agreement to permit such an offer. On August 26, 2020, the closing price of the Shares was $12.38.

Later in the morning of August 26, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management. Representatives of J.P. Morgan, Lazard and Latham were also present. Members of Aimmune’s management provided an update on the discussions from earlier in the day with Nestlé’s management. The Independent Directors had a robust discussion around whether it would be willing to accept such a potential offer, should it be made by Nestlé. The Independent Directors of the Aimmune Board concluded that, after considering the many factors, the potential proposal of $34.50 would be acceptable, assuming that Aimmune and Nestlé could agree to final terms of the merger agreement. The Independent Directors of the Aimmune Board directed Latham to send a revised draft of the merger agreement to Mayer Brown and to continue exploratory discussions on legal terms with a view to finalizing the terms of the merger agreement within a timeline that would allow for a potential announcement on August 30, 2020.

On the afternoon of August 26, 2020, Latham sent a revised draft of the merger agreement to Mayer Brown for purposes of continuing exploratory discussions.

On the evening of August 26, 2020, Mayer Brown sent a revised draft of the Aimmune disclosure letter to Latham.

Also on the evening of August 26, 2020, Aimmune and Nestlé entered into a limited waiver of the Standstill Agreement, allowing Nestlé to make an offer to acquire Aimmune through August 31, 2020, so long as such offer was consistent with the exploratory discussions to date between the parties, by which the parties understood that the offer price was to be no less than $34.50 per Share.

On August 27, 2020, certain designated representatives of the board of directors of Nestlé S.A. and the board of directors of Nestlé approved the submission of an offer to the Aimmune Board providing for the acquisition by

Nestlé and its wholly owned subsidiary, Purchaser, of the Shares owned by the Unaffiliated Stockholders at a price of $34.50 per Share. The board of directors of Nestlé further approved the submission of an offer to acquire Aimmune on the terms and conditions substantially similar to the draft merger agreement presented to it by management.

On the afternoon of August 27, 2020, Nestlé sent an offer letter (the “Offer Letter”) to Aimmune, proposing to acquire the Shares at a price of $34.50 per Share and otherwise on a basis that was consistent with exploratory discussions to date. A draft merger agreement was attached to the Offer Letter, the terms and conditions of which were substantially similar to the August 26, 2020 draft merger agreement provided by Latham during the exploratory discussions.

On the evening of August 27, 2020, Latham sent a revised draft of the merger agreement and a revised draft of the Aimmune disclosure letter to Mayer Brown. Overnight, Mayer Brown sent comments on the merger agreement and Aimmune disclosure letter back to Latham.

On the afternoon of August 28, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management, at which representatives of J.P. Morgan, Lazard and Latham were present. Representatives of J.P. Morgan and Lazard then each reviewed with the Independent Directors their respective financial analyses of the potential transaction and each delivered to the Independent Directors an oral opinion, which was confirmed by delivery of a written opinion dated August 28, 2020, to the effect that, as of that date and based on and subject to various assumptions and limitations described in their respective opinions, the Offer Price was fair, from a financial point of view, to Unaffiliated Stockholders (other than holders who are entitled to and properly demand an appraisal of their Shares). For a detailed discussion of the opinions provided by J.P. Morgan and Lazard, please see “The Merger—Opinions of Aimmune’s Financial Advisors—J.P. Morgan Securities L.L.C. and Lazard”. Representatives of Latham explained the changes to the terms of the merger agreement since the August 26 meeting of the Independent Directors, including a termination fee of $85 million. The Independent Directors discussed the factors relevant to its decision as to whether to accept the offer presented by Nestlé and to execute the merger agreement. For a detailed discussion of the factors considered by the Independent Directors of the Aimmune Board, please see “Reasons for the Recommendation of the Aimmune Board”. After discussion, the Independent Directors instructed Latham to finalize the merger agreement with Mayer Brown ahead of the planned August 29, 2020 meeting of the Independent Directors at which a final decision on the proposed transaction would be taken.

Later on August 28, 2020, Latham sent proposed final versions of the merger agreement and the Aimmune disclosure letter to Mayer Brown.

On the morning of August 29, 2020, Mayer Brown confirmed to Latham that the terms presented in Latham’s proposed final versions of the merger agreement and the Aimmune disclosure letter were in final form and that Nestlé had no further comments.

Later on August 29, 2020, the Independent Directors held a telephonic meeting together with members of Aimmune’s management at which representatives of Latham were also present. Representatives of Latham explained the final changes to the merger agreement since the August 28 meeting of the Independent Directors, including the list of required jurisdictions for antitrust filings. After discussion, the Independent Directors unanimously (i) determined that it was in the best interests of Aimmune and its stockholders, and declared it advisable, for Aimmune to enter into the Merger Agreement, (ii) approved the execution and delivery by Aimmune of the Merger Agreement, the performance by Aimmune of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Merger Agreement, and (iii) subject to the terms and conditions set forth in the Merger Agreement, recommended that the Unaffiliated Stockholders accept the Offer and tender all of their Shares to Purchaser pursuant to the Offer. For a detailed discussion of the recommendation made by the Independent Directors, please see “Reasons for the Recommendation of the Aimmune Board”.

Later on August 29, 2020, Aimmune, Nestlé and Purchaser executed the Merger Agreement.

In the early hours of the morning on August 31, 2020, Aimmune and Nestlé each issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommending that the Unaffiliated Stockholders accept the Offer and tender all of their Shares to Purchaser pursuant to the Offer, the Independent Directors consulted with Aimmune’s senior management and financial advisors, J.P. Morgan and Lazard, and considered and analyzed a wide and complex range of factors discussed below. The Independent Directors also consulted with Latham regarding their fiduciary duties, legal due diligence matters and the terms of the Merger Agreement. Based on these consultations, considerations and analyses, and the factors discussed below, the Independent Directors concluded that entering into the Merger Agreement with Nestlé and Purchaser would yield the highest value reasonably available for, and is fair to, and in the best interests of, the Unaffiliated Stockholders.

The following material factors and benefits supported the unanimous determination and recommendation of the Independent Directors:

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Aimmune’s Operating and Financial Condition; Prospects of Aimmune. The Independent Directors considered the current and historical financial condition and results of operations and business of Aimmune, as well as Aimmune’s prospects and risks if Aimmune were to remain an independent company, including the significant capital required to bring future drug candidates to market, particularly in Europe, that continuing to raise capital as a stand-alone company would be dilutive to existing investors, and the potential impact on the trading price of the Shares of these factors (which is not feasible to quantify numerically). The Independent Directors evaluated Aimmune’s current product development pipeline and general business and financial plans, including the risks and uncertainties associated with continued clinical development of Aimmune’s product candidates under development. The Independent Directors also evaluated the potential to continue to carry out Aimmune’s development and regulatory strategy alone, or together with a strategic partner, particularly in the European markets. The Independent Directors also considered the general risk of market conditions that could reduce Aimmune’s stock price. Among the potential risks identified by the Independent Directors were the competitive nature of the pharmaceutical industry, Aimmune’s ability to successfully complete clinical development, obtain regulatory approval, manufacture, distribute, commercialize and make profitable product candidates, Aimmune’s ability to maintain patent coverage for its product candidates, the potential impact on its business of government healthcare reform and general risks and market conditions that could reduce the market price of the Shares.

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COVID-19 Factors. The Independent Directors considered the negative effects of the COVID-19 pandemic on Aimmune’s performance and market conditions generally, and the potential impact of the ongoing risks and uncertainties associated with the COVID-19 pandemic on Aimmune’s ability to maximize its commercial potential as a stand-alone company, particularly considering that the commercial U.S. launch of PALFORZIA® had already been delayed in 2020 due to the pandemic. The Independent Directors also considered that the Merger Agreement contained terms such that the effects of the continuation or escalation of any pandemic, including relating to COVID-19, would not be taken into account for purposes of determining whether a “Material Adverse Effect” had occurred, subject to such effects not disproportionately affecting Aimmune, relative to other participants in Aimmune’s industry.

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Economic Terms of the Offer. The Independent Directors considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide the Unaffiliated Stockholders with the opportunity to receive a significant premium over the current market price of the Shares. The Independent Directors reviewed historical market prices, volatility and trading information with respect to the Shares.

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Certainty of Value. The Independent Directors considered that the consideration to be received by Aimmune’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Independent Directors believed this certainty of value was compelling compared to the long-term value creation potential of Aimmune’s business, taking into account the risks of remaining independent and pursuing Aimmune’s current business and financial plans.

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Potential Strategic Alternatives. The Independent Directors, with the assistance of their advisors and Aimmune’s management, evaluated possible alternatives to the acquisition by Nestlé (including the possibility of continuing to operate Aimmune as an independent entity and the desirability and perceived risks of each of those alternatives), the potential benefits and risks to the Unaffiliated Stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Independent Directors’ assessment that none of these alternatives was reasonably likely to present superior opportunities for Aimmune to create greater value for the Unaffiliated Stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

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Full and Fair Value. The Independent Directors believed that the Offer Price of $34.50 per Share represented full and fair value for the Shares, taking into account the Independent Directors’ familiarity with the business strategy, assets, prospects and projected results and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

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Highest Value Reasonably Obtainable. The Independent Directors believed that the Offer Price of $34.50 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of their negotiations with Nestlé, including a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Nestlé that were favorable to Aimmune, and the fact that a number of other strategic parties in Aimmune’s industry had been contacted with respect to the acquisition of Aimmune and none of such parties had expressed the desire or ability to propose a higher valuation. The Independent Directors believed, based on these negotiations, that the Offer Price was the highest price per Share that Nestlé was willing to pay and that the Merger Agreement contained the most favorable terms to Aimmune to which Nestlé was willing to agree.

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Speed and Likelihood of Completion. The Independent Directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing Aimmune’s stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which Aimmune’s stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Independent Directors noted that Nestlé would require no additional financing and, instead, would fund the purchase price from existing cash resources. The Independent Directors also believed the transaction was unlikely to be delayed by antitrust review. The Independent Directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which Aimmune’s business would be subject to the potential uncertainty of closing and related disruption.

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Business Reputation of Nestlé. The Independent Directors considered the business reputation, management and financial resources of Nestlé with respect to the transaction, as well as the likely continuation of Nestlé as an independent entity, which ensured higher certainty of closing. The Independent Directors believed that these factors supported the conclusion that a transaction with Nestlé and Purchaser could be completed relatively quickly and in an orderly manner.

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Opinions of Aimmune’s Financial Advisors. The Independent Directors considered the respective opinions of J.P. Morgan and Lazard, rendered verbally to the Independent Directors on August 28, 2020, each of which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and subject to the various assumptions made, procedures followed, matters considered, and qualifications, limitations and exclusions on the review undertaken by each of J.P. Morgan and Lazard as each set forth in their respective written opinions, the $34.50 per Share cash consideration to be received by Unaffiliated Stockholders (other than holders who are entitled to and properly demand an appraisal of their Shares) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders, as more fully described under the caption “The Solicitation or Recommendation—Opinions of Aimmune’s Financial Advisors.”

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The Merger Agreement. For the reasons noted below, the Independent Directors believed that the provisions of the Merger Agreement were advisable and in the best interests of Aimmune and its stockholders, and fair to the Unaffiliated Stockholders. In particular:

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No Financing Condition. The Independent Directors considered the representation of Nestlé and Purchaser that Nestlé and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

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Change in Recommendation/Termination Right to Accept Superior Proposals. In the event Aimmune receives a superior acquisition proposal from a third party, the Independent Directors may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, if Aimmune is not in breach of its non-solicitation obligations under the Merger Agreement and the Independent Directors determine in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties under applicable law of the Aimmune Board to Aimmune’s stockholders. In order for the Independent Directors to withdraw its recommendation in connection with such a superior proposal, the Independent Directors must first provide Nestlé and Purchaser with a right to make, and to negotiate in good faith with Nestlé one or more, counter-proposals to such superior proposal. In order for the Independent Directors to terminate the Merger Agreement to enter into an agreement with respect to such a superior proposal, it must concurrently pay Nestlé a termination fee of $85 million (approximately 3.25% of the equity value of the transaction). The Independent Directors concluded that such provisions were adequate to allow them to consider an alternative offer in a manner consistent with their fiduciary obligations to Aimmune and its stockholders.

•

Change in Recommendation. The Independent Directors considered their ability to change their recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger in response to certain unknown intervening events, if Aimmune is not in breach of its non-solicitation obligations under the Merger Agreement and the Independent Directors determine in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Aimmune Board to Aimmune’s stockholders under applicable law. In order for the Independent Directors to withdraw their recommendation in response to an intervening event, the Independent Directors must first provide Nestlé and Purchaser with notice and a right to meet with Aimmune to negotiate changes to the Merger Agreement so that such change in recommendation is no longer necessary.

•

Termination Amount. The Independent Directors believed that the Termination Amount (as defined in the Merger Agreement and described in the Offer to Purchase in the section entitled “Special Factors—Section 6. Summary of the Merger Agreement—Termination Fees”) payable by Aimmune to Nestlé if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement was reasonable, and would not likely deter competing bids.

•

Extension of Offer Period. The Independent Directors considered that, under certain circumstances set forth in the Merger Agreement, Nestlé is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•

Outside Date. The Independent Directors considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Independent Directors considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Nestlé’s obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

•

Enforcement. The Independent Directors considered Aimmune’s ability to obtain specific enforcement of Nestlé’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that Aimmune has an appropriate remedy in the event Nestlé and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•

Material Adverse Effect. The Independent Directors considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to Aimmune or its business, including the effects of the continuation or escalation of any pandemic, including relating to COVID-19 (except to the extent such effects disproportionately affect Aimmune relative to other participants in Aimmune’s industry), are specifically excluded from the determination of whether a “Material Adverse Effect” has occurred that otherwise would permit Nestlé and Purchaser to elect not to consummate the Offer.

•

Appraisal Rights. The Independent Directors considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under the DGCL will be entitled to such appraisal rights in connection with the Merger.

The Independent Directors also considered a variety of uncertainties and risks and other potentially negative factors in their deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•

No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the Unaffiliated Stockholders will not participate in future earnings or growth of Aimmune and will not benefit from any appreciation in value of the combined company.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) Aimmune’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) Aimmune will have incurred significant transaction costs, (iii) Aimmune’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of Aimmune’s prospects could be adversely affected.

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of Aimmune’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby Aimmune agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Nestlé, which may have a “Material Adverse Effect” on Aimmune’s ability to respond to changing market and business conditions in a timely manner or at all.

•

No Solicitation and Termination Amount. Subject to certain exceptions, the Merger Agreement precludes Aimmune from soliciting alternative acquisition proposals and requires Aimmune to pay to Nestlé the Termination Amount in certain circumstances as described above.

•

Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on Aimmune’s stock price and its ability to attract and retain key management and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•

Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Nestlé and Purchaser may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•

Taxable Consideration. The gains from the consideration to be received by Aimmune’s stockholders in the Offer and the Merger will generally be taxable to Aimmune’s stockholders for federal income tax purposes.

•

Potential Conflicts of Interest. The possibility that Aimmune’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Aimmune’s other stockholders, including the fact that a member of the Aimmune Board, Mr. Behar, is Chief Executive Officer of Nestlé Health Science, an affiliate of Nestlé.

The foregoing discussion of the information and factors considered by the Independent Directors is intended to be illustrative and not exhaustive but includes the material reasons and factors considered by the Independent Directors in reaching their conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Independent Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual Independent Directors may have given differing weights to different factors or may have had different reasons for such individual’s ultimate determination. In addition, the Independent Directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Independent Directors conducted an overall analysis of the factors and reasons described above and determined in their business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of Aimmune outweighed the risks or potential negative consequences.

Fairness of the Offer

On August 29, 2020, the Independent Directors unanimously determined, on behalf of Aimmune, that the Offer Price is fair to the Unaffiliated Stockholders. The remaining director, Mr. Behar, was not present on the conference call when this action was taken.

In arriving at their determination, the Independent Directors carefully considered all aspects of the Offer, considered their discussions about Aimmune’s business and prospects with senior members of the Aimmune’s management, and received the benefit of advice from Aimmune’s legal and financial advisors.

Supportive Factors Regarding Fairness

In reaching their determination, the Independent Directors considered numerous factors, including the following material factors, which the Independent Directors believe support their decision:

•	Premium. The $34.50 per Share cash purchase price offered by Purchaser represents a 179% premium to the $12.38 per Share closing price of the Shares on August 26, 2020, the last trading day before

Purchaser made its initial proposal, and a 174% premium to the $12.60 per Share closing price on August 28, 2020, the last trading day before the execution of the Merger Agreement. The purchase price is also 116% higher than the volume-weighted average price of the Shares during the six months preceding the August 31, 2020 announcement of the transaction, which was $15.95 per Share. In addition, the Offer Price will be paid entirely in cash, which provides certainty of value.

•

No Financing Contingency; Guarantee of Payment. The transaction is not subject to a financing contingency, and Aimmune is entitled to seek specific performance by Purchaser of its obligations under the Merger Agreement. These provisions provide greater certainty that the acquisition will close.

•

Realize Immediate Value. The all-cash consideration in the Offer permits the Unaffiliated Stockholders to immediately realize a fair price without incurring the inherent risks of continuing to independently operate Aimmune’s business.

•

Business, Economic and Market Conditions. The Independent Directors considered information concerning the business, operations, assets and financial condition of Aimmune as well as its historical operating results and its future prospects. The Independent Directors also considered current industry, economic and market conditions and trends potentially affecting Aimmune, including the COVID-19 pandemic and the ongoing risks and uncertainties associated therewith.

•

Likelihood of Completion. Purchaser’s obligation to complete the Offer is subject to a limited number of conditions, all of which the Independent Directors believe are reasonable under the circumstances. Moreover, Nestlé and its affiliates comprise the world’s largest food and beverage company. Nestlé and its affiliates, which together currently hold shares representing 19.5% of the outstanding Shares, have been stockholders of Aimmune since 2016. In light of Nestlé Health Science’s existing ownership in Aimmune, the Independent Directors believe that if a sufficient number of Shares are tendered in the Offer, the transaction is likely to be completed in accordance with its terms and within a reasonable time.

•

Tender Offer Structure. The Independent Directors took into account the structure of the transaction as a tender offer, including the Minimum Tender Condition (which requires that enough Shares owned by Unaffiliated Stockholders be tendered in order for Nestlé and Purchaser to own at least a majority of the outstanding Shares, including Shares already held by Nestlé and its wholly owned subsidiaries) and that Purchaser will acquire non-tendered Shares for consideration per Share in cash equal to the Offer Price in a second-step statutory Merger.

Potentially Negative Factors

The Independent Directors also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:

•	Nestlé’s interest in acquiring the Shares for a lower price is opposed to the financial interest of the Unaffiliated Stockholders in selling their Shares for a higher price;

•	the Offer Price may not necessarily ascribe full value to potential future improvements in revenues that may result from improvement in the economic conditions generally;

•	on select days in January 2020, the Shares traded at prices higher than the Offer Price;

•	some of Aimmune’s stockholders purchased their Shares at prices in excess of the Offer Price; and

•	the Unaffiliated Stockholders will not have the opportunity to participate in the earnings and growth of Aimmune after the Offer and Merger are consummated.

Procedural Fairness

In the course of reaching their determinations and decisions and making the Company Board Recommendation, the Independent Directors also considered the following factors relating to the procedural safeguards that the

Independent Directors believed were present to ensure fairness of the Offer and the Merger, each of which the Independent Directors believe supported their decision and provided assurance of the fairness of the Offer and the Merger to the Unaffiliated Stockholders, including the fact that the meetings of Aimmune considering the Offer only consisted of the Independent Directors.

The Independent Directors believe that by engaging Nestlé in extensive and serious negotiations toward a definitive agreement, the Independent Directors were able to build in key protections to ensure the Unaffiliated Stockholders receive maximum value for their Shares. For example, in addition to providing for an Offer Price that represents a 174% premium to the $12.60 closing price of the Shares on August 28, 2020, before the public announcement of the Merger Agreement and Nestlé’s amended 13D filing, the Independent Directors believe the terms of the Merger Agreement properly preserve the opportunity for a competing bidder to make a superior offer to acquire all of the outstanding Shares.

The Independent Directors have determined, on behalf of Aimmune, that the Offer is procedurally fair to the Unaffiliated Stockholders based on the following additional factors:

•	the Offer gives each Unaffiliated Stockholder the opportunity to make its own evaluation of the transaction and the Offer Price;

•

in the event Aimmune receives a takeover proposal that constitutes or would reasonably be expected to result in a superior proposal, Aimmune may engage in discussions or negotiations with such persons in regard to such superior proposal after signing an acceptable confidentiality agreement;

•

the Independent Directors may, in response to a superior proposal, withdraw, modify or amend their recommendation, recommend a superior proposal, or terminate the Merger Agreement to accept a superior proposal, if Aimmune is not in breach of its non-solicitation obligations under the Merger Agreement and the Independent Directors determine in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties under applicable law of the Aimmune Board to Aimmune’s stockholders, subject to Nestlé’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement and Aimmune’s obligation to pay a termination fee of $85 million (equal to approximately 3.25% of the equity value of the transaction) in the case of a termination of the Merger Agreement by Aimmune; and

•

Unaffiliated Stockholders who do not tender their Shares in the Offer will have the right under a second-step share exchange acquisition to dissent and obtain payment of the fair value of their shares as determined in a judicial appraisal proceeding.

Given the procedural safeguards described above, the Independent Directors did not consider it necessary to retain, and did not retain, an unaffiliated representative to act solely on behalf of the Unaffiliated Stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

The foregoing discussion of the factors reviewed by the Independent Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Independent Directors did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching their conclusions. In addition, individual Independent Directors may have given different weight to different factors.

Other than as described in this Schedule 14D-9, the Independent Directors are not aware of any firm offers by any other person during the prior two years for a merger or consolidation of Aimmune with another company, the sale or transfer of all or substantially all of Aimmune’s assets or a purchase of Aimmune’s securities that would enable such person to exercise control of Aimmune.

The Unaffiliated Stockholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. The Unaffiliated Stockholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. The Unaffiliated Stockholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.

In reaching their conclusion as to fairness, the Independent Directors did not consider the liquidation value of Aimmune’s assets because they consider Aimmune to be a viable going concern. Consequently, no appraisal of liquidation value was sought for purposes of valuing the Shares, and the Independent Directors believe that the liquidation value of Aimmune is irrelevant to a determination as to whether the Offer is fair to the Unaffiliated Stockholders. Further, the Independent Directors did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Aimmune as a going concern but rather is indicative of historical costs.

The Independent Directors did not separately consider Aimmune’s going concern value as the Independent Directors believe that such value is adequately reflected in the various analyses summarized in “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors” that the Independent Directors used in making their determination.

Opinions of the Company’s Financial Advisors.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated August 13, 2020, the Company retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with the Offer and the Merger.

At the meeting of the Independent Directors on August 28, 2020, J.P. Morgan rendered its oral opinion to the Independent Directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Price to be paid to the holders of Shares in the proposed Offer and Merger (together and not separately, referred to in this section as the “Transaction”), was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its August 28, 2020 oral opinion by delivering its written opinion to the Company Board, dated August 28, 2020, that, as of such date, the Offer Price to be paid to the holders of Shares in the proposed Transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated August 28, 2020, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction and was directed only to the Offer Price to be paid in the Transaction and did not address any other aspect of the Transaction. J.P. Morgan expressed no opinion as to the fairness of the Offer Price to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender such Stockholder’s Shares into the Offer or how such stockholder should vote with respect to the proposed Transaction or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft, dated August 27, 2020, of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business, which are set forth in the section entitled “Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information” (referred to in this section as the “Company Management Projections”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the Company’s management with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement would be consummated as described in the Merger Agreement and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Purchaser in the Merger Agreement and the related agreements were and would be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Shares in the proposed Transaction, and J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the

Transaction, or any class of such persons relative to the Offer Price to be paid to the holders of Shares in the Transaction or with respect to the fairness of any such compensation.

The terms of the Merger Agreement, including the Offer Price, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Company Board or management with respect to the proposed Transaction or the Offer Price.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Independent Directors on August 28, 2020 and contained in the presentation delivered to the Independent Directors on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples Analysis.

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to the Company or aspects thereof based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

•	Global Blood Therapeutics, Inc.

•	Biohaven Pharmaceutical Holding Co. Ltd.

•	GW Pharmaceuticals plc

•	Revance Therapeutics, Inc.

•	Intra-Cellular Therapies, Inc.

•	Zogenix, Inc.

•	Esperion Therapeutics, Inc.

With respect to the Company and the selected companies, the information J.P. Morgan presented included the multiple of firm value (calculated as equity value plus, or minus, as applicable, net debt or net cash), referred to in this section as “FV”, to estimates of calendar year 2024 probability of success adjusted revenues for the applicable company, referred to in this section as “FV/2024E Revenue Multiple”. Financial data for the Company and the selected companies was based on publicly available filings with the SEC and publicly available analyst consensus estimates for calendar year 2024 that J.P. Morgan obtained from FactSet Research Systems. Results of this analysis were presented for the selected companies, as indicated in the following table:

Company	FV/2024E Revenue Multiple
Aimmune Therapeutics, Inc.	0.8x
Global Blood Therapeutics, Inc.	2.8x
Biohaven Pharmaceutical Holding Co. Ltd.	2.9x
GW Pharmaceuticals plc	2.0x
Revance Therapeutics, Inc.	3.4x
Intra-Cellular Therapies, Inc.	1.0x
Zogenix, Inc.	1.7x
Esperion Therapeutics, Inc.	1.0x
Median(1)	2.0x

(1)	The Company is excluded from the calculation of the median.

Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a FV/2024E Revenue Multiple reference range for the Company of 0.8x to 3.4x. J.P Morgan then applied that range to the Company’s projected probability of success adjusted revenue for calendar year 2024 included in the Company Management Projections. The analysis indicated the following implied equity value per Share (rounded to the nearest $0.25), which J.P Morgan compared to the Offer Price and to the closing price per Share as of August 27, 2020, as follows:

Implied Equity Value per Share Reference Range	Offer Price	08/27/2020 Closing Price per Share
$10.25 - $34.50	$34.50	$11.99

Selected Transaction Analysis.

Using publicly available information, J.P. Morgan examined selected transactions with respect to businesses which J.P. Morgan judged to be analogous to the Company’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. The transactions indicated in the following table were selected by J.P. Morgan as relevant in evaluating the proposed Transaction. Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s estimated probability of success adjusted revenue for the fourth calendar year following the year in which the applicable transaction was announced for transactions announced before September 30, and for the fifth calendar year following the year in which the applicable transaction was announced for transactions announced after September 30 (such calendar year referred to in this section as “CY+5” and such multiple referred to in this section as “FY/CY+5 Revenue Multiple”). Financial data for the target companies, including estimated revenue, was based on the target company’s filings with the SEC, including filings made in connection with the applicable selected transaction. Results of this analysis were presented for the selected transactions, as indicated in the following table:

Announcement Date	Acquiror	Target	FV/CY+5 Revenue Multiple
09/16/2019	H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.	2.5x
01/07/2019	Eli Lilly and Company	Loxo Oncology, Inc.	10.4x
12/03/2018	GlaxoSmithKline plc	TESARO, Inc.	2.6x
01/29/2018	Sanofi S.A.	Ablynx N.V.	6.5x
07/21/2016	Galenica AG	Relypsa, Inc.	2.7x
05/16/2016	Pfizer Inc.	Anacor Pharmaceuticals, Inc.	4.2x
11/06/2015	Astrazeneca PLC	ZS Pharma, Inc.	3.1x
06/17/2015	Allergan plc	KYTHERA Biopharmaceuticals, Inc.	4.0x
03/30/2015	Teva Pharmaceutical Industries Ltd.	Auspex Pharmaceuticals, Inc.	4.7x
07/16/2012	GlaxoSmithKline plc	Human Genome Sciences, Inc.	3.0x
Mean			4.4x
Median			3.5x

Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan then selected a FV/CY+5 Revenue Multiple reference range for the Company of 2.5x to 6.5x. Applying that range to the Company’s projected probability of success adjusted revenue for calendar year 2024 included in the Company Management Projections, this analysis indicated an implied equity value per Share (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Offer Price and to the closing price Share as of August 27, 2020, as follows:

Implied Equity Value per Share Reference Range	Offer Price	08/27/2020 Closing Price per Share
$26.50 - $61.75	$34.50	$11.99

Discounted Cash Flow Analysis.

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flow that the Company is expected to generate during calendar years 2020 through 2035 (as set forth in the section entitled “Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information,” which were discussed with, and approved by, the Company’s management for J.P. Morgan’s use in connection with its financial analyses). J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying perpetual growth rates ranging from negative 40% to negative 20%, based on guidance provided by the Company’s management, to estimates of unlevered free cash flow of the Company during calendar year 2035 as provided in the Company Management Projections. The unlevered free cash flow estimates and the range of terminal values were then discounted by J.P. Morgan to present value as of August 27, 2020 using discount rates ranging from 10.0% to 14.0%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by adding net cash as of June 30, 2020. This analysis indicated a range of implied equity values for the Company, which J.P. Morgan divided by the number of outstanding Shares, calculated on a fully-diluted basis (determined using the treasury stock method) and adjusted for the Company’s assumed future equity raise of $125 million in gross proceeds in 2021, to derive a range of implied equity values per Share (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Offer Price and to the closing price per Share as of August 27, 2020, as follows:

Implied Equity Value per Share Reference Range	Offer Price	08/27/2020 Closing Price per Share
$23.50 - $34.00	$34.50	$11.99

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may reasonably be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For financial advisory services rendered in connection with the Transaction (including the delivery of its opinion) the Company has agreed to pay J.P. Morgan a fee of approximately $19.9 million, $2.0 million of which was payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the proposed Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with certain affiliates of Parent, including Nestlé S.A. (“NSA”), for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on NSA’s revolving credit facilities in August 2018 and October 2019, joint lead bookrunner on a Parent affiliate’s offering of debt securities in September 2018 and financial advisor to NSA on the sale of its gastrointestinal disease diagnostics unit, Prometheus Laboratories, in July 2019. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and NSA. During the two year period preceding delivery of its opinion ending on July 31, 2020, the aggregate fees received by J.P. Morgan from Parent’s affiliates were approximately $18.6 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or NSA for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Lazard Frères & Co. LLC

The Company retained Lazard Frères & Co. LLC (“Lazard”) to provide it with financial advisory services and to render to the Company Board a fairness opinion in connection with the Offer and the Merger. Lazard delivered its oral opinion to the Independent Directors on August 28, 2020, which opinion was subsequently confirmed in a written opinion of the same date, that, as of August 28, 2020 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to the holders of Shares (other than Shares (i) held by holders who are entitled to and properly demand an appraisal of their Shares or (ii) held by Parent, Purchaser, the Company or any wholly-owned subsidiaries of the Company) in the Offer and the Merger (together and not separately, referred to in this section as the “Transaction”) was fair from a financial point of view to such holders.

The full text of the written opinion of Lazard, dated August 28, 2020, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex C and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are encouraged to read the opinion carefully and in its entirety.

Lazard’s engagement and its opinion were for the benefit of the Company Board (in its capacity as such) and its opinion was rendered to the Company Board in connection with its evaluation of the Offer and the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Shares (other than Shares (i) held by holders who are entitled to and properly demand an appraisal of their Shares or (ii) held by Parent, Purchaser, the Company or any wholly-owned subsidiaries of the Company) of the Offer Price to be paid to such holders in the Transaction. Lazard’s opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should act or vote with respect to the Offer, the Merger or any matter relating thereto (including, without limitation, whether or not such stockholder should tender Shares in connection with the Offer).

Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of August 28, 2020. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after such date. The current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on the Company, and Lazard did not express an opinion as to the effects of such volatility or such disruption on the Company. Lazard did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Transaction. Lazard’s opinion did not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated August 27, 2020, of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•	reviewed various financial forecasts and other data provided to it by the Company relating to the business of the Company;

•	held discussions with members of the Company’s senior management with respect to the businesses and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of the Shares; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in its analyses (referred to in this section as the “Company Management Projections”), which are summarized in the section entitled Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information,” Lazard assumed, with the consent of the Company, that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of the Company. Lazard relied, with the consent of the Company, on the assessments of the Company as to the validity of, and risks associated with, the products and product candidates of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such products and product candidates and approval thereof by appropriate governmental authorities). Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, will conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. Lazard did not express any opinion as to any tax or other consequences that might result from the Transaction, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified therein) of the Transaction. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Offer Price or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Company Board in connection with Lazard’s opinion, dated August 28, 2020. The full text of the written presentation by Lazard to the Company

Board has been attached as an exhibit to the Transaction Statement on Schedule 13E-3 filed with the SEC in connection with the proposed Transaction and is incorporated by reference herein in its entirety. The summary of Lazard’s analyses and reviews provided below is qualified in its entirety by reference to the full text of the written presentation, and the Company’s stockholders are encouraged to read the written presentation carefully and in its entirety. The written presentation is filed as Exhibit (c)(4) to the Company’s Schedule 13E-3 filed with the SEC on September 14, 2020. The Company has made information relating to the Offer available online at https://ir.aimmune.com/ and the Company has filed this Schedule 14D-9 and the Schedule 13E-3, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below or in Lazard’s written presentation, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction considered in Lazard’s analyses and reviews is identical to the Company or the Transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 27, 2020, and is not necessarily indicative of current market conditions.

Financial Analyses

Discounted Cash Flow Analysis

Using the projections and assumptions relating to the Company’s future performance prepared by management of the Company and furnished to Lazard for the purposes of its financial analysis, which are referred to in this section as the “Company Management Projections,” and which are summarized in the section entitled Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information,” Lazard performed a discounted cash flow analysis of the Company, under the case included in the Company Management Projections.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

For purposes of this analysis, Lazard calculated a range of enterprise values for the Company by discounting to present value, utilizing discount rates ranging from 10.0% to 12.0%, chosen by Lazard based upon its analysis of the weighted average cost of capital of the Company and using the mid-year convention, (i) the estimated probability-adjusted, after-tax unlevered free cash flows to be generated by the Company from September 30, 2020 through the end of the terminal year of 2035; and (ii) a range of terminal values for the Company.

The terminal values were derived by applying a negative terminal growth rate range of (40%) – (20%) to the estimated unlevered free cash flow for the terminal year to be generated by the Company. The negative terminal growth rates used by Lazard were estimated by Lazard based on its professional judgment and experience, taking into account the Company Management Projections.

Lazard then added to the range of enterprise values the estimated net cash of the Company at September 30, 2020 to derive a range of total equity values for the Company. Lazard then calculated a range of implied equity values per Share by dividing such total equity values of the Company by the number of fully diluted Shares, as calculated based on information provided by the Company with respect to dilutive securities outstanding as of August 26, 2020. The results of this analysis implied an equity value per share range of $29.55 to $36.90.

For information purposes only, Lazard performed the foregoing discounted cash flow analysis but adjusting the number of fully-diluted outstanding shares with a future assumed equity raise of $125 million, while maintaining all other assumptions the same. From this analysis, Lazard estimated an implied price per share range for Shares of $27.30 to $34.25. As noted above, the foregoing analysis did not provide the basis for, and was not material to, the rendering of Lazard’s opinion.

Selected Public Companies Analysis

Using public filings and data sources, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded biotechnology companies, the operations of which Lazard believed, based on its experience with companies in the biotechnology industry and its professional judgment, to be generally relevant in analyzing the Company’s operations for purposes of this analysis. Lazard compared such information for the selected comparable companies to the corresponding information for the Company.

The companies in the biotechnology industry selected by Lazard for this analysis were as follows:

•	Global Blood Therapeutics, Inc.

•	Biohaven Pharmaceutical Holding Co. Ltd.

•	Revance Therapeutics, Inc.

•	Intra-Cellular Therapies, Inc.

•	Zogenix, Inc.

•	Esperion Therapeutics, Inc.

Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of the Company. However, none of the selected companies is identical to the Company and certain of these companies may have characteristics that are materially different from those of the Company. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transaction and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect the public trading values of each company are also relevant.

For each of the selected companies above, Lazard calculated the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt and preferred equity, less cash and cash equivalents and short term investments, plus book value of minority interests) as of August 27, 2020, as a multiple of revenue estimates for 2023 from FactSet Research Systems, referred to in this section as “EV/Revenue.” The results of this analysis are as follows:

Enterprise Value / FY+3 Revenue
75th Percentile	4.0x
Median	3.1x
Mean	3.0x
25th Percentile	1.9x

Using its professional judgment and experience, Lazard then applied a range of multiples of estimated EV/Revenues, based on the 25th percentile and 75th percentile of the estimated EV/Revenue for the selected companies of 1.9x and 4.0x, respectively, to the Company’s estimated revenues for 2023, from the Company Management Projections. The results of this analysis implied an equity value per Share range of $16.00 to $30.10.

Selected Precedent Transactions Analysis

Using public filings and other publicly available information, Lazard reviewed and analyzed selected precedent transactions involving biotechnology companies that Lazard viewed as generally relevant in evaluating the Transaction. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Transaction.

Specifically, Lazard reviewed seven merger and acquisition transactions in the biotechnology industry announced since January 1, 2016, that Lazard deemed relevant to consider in relation to the Company and the Transaction. These transactions are listed below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Transaction or to the Company, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Transaction and/or involve targets that, for the purposes of analysis, may be considered similar to the Company.

Announcement Date	Acquiror	Target
05/05/20	Alexion Pharmaceuticals, Inc.	Portola Pharmaceuticals, Inc.
01/10/20	Eli Lilly and Company	Dermira, Inc.
09/30/19	Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.
09/16/19	H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.
02/25/19	Ipsen	Clementia Pharmaceuticals Inc.
07/20/16	Galenica Group	Relypsa, Inc.
05/16/16	Pfizer Inc.	Anacor Pharmaceuticals, Inc.

Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, Lazard examined the selected transactions with respect to the upfront consideration, as a multiple of the target company’s three-year forward revenues (which are referred to in this section as “Upfront/FY+3 Revenue”), as reflected in publicly available consensus estimates at the time of the transaction announcement. The results of this analysis are as follows:

Upfront/FY+3 Revenue
75th Percentile	4.4x
Median	3.5x
Mean	3.7x
25th Percentile	3.3x

Using its professional judgment and experience, Lazard then applied a range of Upfront/FY+3 Revenue multiples for the selected precedent transactions based on the 25th percentile and 75th percentile of Upfront/FY+3 Revenue multiples, which ranged from 3.3x to 4.4x, to the Company’s estimated revenues for 2023, from the Company Management Projections. The results of this analysis implied an equity value per Share range of $25.55 to $32.70.

Other Analyses

The analyses and data described below were presented to the Independent Directors for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Premia Paid Analysis

Using information from public filings and other publicly available information, Lazard analyzed the premia paid for acquisitions of publicly-traded companies in the biotechnology industry by strategic buyers with transaction equity values implied for the target company in the transaction based on the consideration payable at the closing of the selected transaction (including any contingent consideration) ranging between $1 billion and $10 billion that have been announced since January 1, 2017. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s closing share price on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction).

Based on its professional judgment and experience, Lazard then applied the 25th percentile and 75th percentile premia for the selected companies of 70% and 110%, respectively, to the one-day high trading prices of the Company to calculate an implied equity value per Share range of $20.40 to $25.20.

52-Week High/Low Trading Prices

Lazard reviewed the range of trading prices of Shares for the 52 weeks ended on August 27, 2020. Lazard observed that, during such period, the closing share price of the Shares ranged from $11.50 per share to $36.55 per share, with a median of $35.00 per share, as compared to the Offer Price of $34.50 per share.

Research Analyst Price Targets

Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $15.00 per share to $66.00 per Share, as compared to the Offer Price of $34.50 per Share.

Miscellaneous

The Company has agreed to pay Lazard a transaction fee of $17.4 million, payable upon the consummation of the Transaction, of which $1.5 million became payable upon delivery of the fairness opinion. In addition, the Company has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees of counsel, and will indemnify Lazard and certain related persons against certain liabilities arising out of Lazard’s engagement. Lazard has in the two years prior to the delivery of its opinion on August 28, 2020 provided certain investment banking services to L’Oréal S.A. or its subsidiaries, which are affiliates of Parent, for which Lazard has received and may receive compensation. Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company and NSA for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, NSA and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the Company because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to companies in the healthcare sector, as well as its familiarity with the business of the Company.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Company Board in connection with, the provision of its opinion to the Company Board as to the fairness, from a financial point of view, to the holders of Shares (other than Shares (i) held by holders who are entitled to and properly demand an appraisal of their Shares or (ii) held by Parent, Purchaser, the Company or any wholly-owned subsidiaries of the Company). Lazard did not recommend any specific consideration to the Company Board or that any given consideration constituted the only appropriate consideration for the Transaction. Lazard’s opinion was one of many factors considered by the Company Board, as discussed further in the section entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation.”

Company Management’s Unaudited Prospective Financial Information.

Company Management’s Unaudited Prospective Financial Information Generally

The Company does not as a matter of course publicly disclose financial projections or forecasts as to future performances, revenues, earnings or other results given, among other things, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. As a result, the Company does not endorse unaudited prospective financial information as a reliable indication of future results. Moreover, the Company’s internally prepared unaudited financial projections presented below were based on estimates, assumptions and judgments made by management at the respective times of their preparation and speak only as of such times. Except as required by law, the Company has no obligation to update the financial projections included in this Schedule 14D-9 or otherwise revise or reconcile such financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. It has not done so and does not intend to do so.

The unaudited financial projections concern the Company on a stand-alone basis, without giving effect to the Offer and Merger, and were made available to the Independent Directors in their review and evaluation of the Offer and Merger and, with respect to the Company Management Projections (as defined below), to the Company’s financial advisors in connection with their respective opinions to the Independent Directors and related financial analyses (see the section entitled “Item 4. The Solicitation or Recommendation—Opinions of the

Company’s Financial Advisors—Opinion of J.P. Morgan Securities L.L.C.,” and “—Opinion of Lazard Frères & Co. LLC” for more information). The summary of these financial projections is not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these unaudited financial projections were provided to the Independent Directors and, with respect to the Company Management Projections, to the Company’s financial advisors in connection with the Offer and Merger as described herein.

You should note that the financial projections set forth below constitute forward-looking statements. Please see the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” for more information. You should also note that the financial projections were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The information was prepared utilizing the Company’s historical internal forecast approach and does not give effect to the adoption of any new accounting pronouncements. The prospective financial information included in this section “Company Management’s Unaudited Prospective Financial Information” has been prepared by, and is the responsibility of, the Company’s management. Neither the Company’s independent registered public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections set forth below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections.

The financial projections set forth below should not be relied upon as necessarily indicative of actual future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on such financial projections. The Company Management Projections and Early Long-Term Projections (each as defined below) should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2020, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2020. Furthermore, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year. Although the financial projections are presented with numerical specificity, the financial projections reflect assumptions, estimates and judgments that are inherently uncertain and, although considered reasonable by the Company management as of the date of their use in preparing the financial projections, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections set forth below, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in the Company’s business, financial condition or results of operations, and other risks and uncertainties described below in “Item 8. Additional Information – Cautionary Note Regarding Forward-Looking Statements.” Accordingly, the financial projections set forth below may not necessarily be indicative of the actual future performance of the Company, or the Company after consummation of the Merger, and actual results may differ materially from those presented. Inclusion of the financial projections set forth below should not be regarded as a representation by the Company, Lazard or J.P. Morgan or their respective affiliates, officers, directors, advisors or other representatives or any other person that the results projected will necessarily be achieved, and they should not be relied on as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly different than estimated. Furthermore, the financial projections set forth below may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared.

Company Management Projections

In connection with the Independent Directors’ consideration of the Offer and Merger, the Company’s management prepared probability-adjusted profit and loss projections regarding the Company on a standalone basis for fiscal years 2020 through calendar year 2035 (the “Company Management Projections”), as summarized in the table below. The Company Management Projections were presented to the Independent Directors during the meeting of the Independent Directors on August 27, 2020, and to J.P. Morgan and Lazard in connection with their respective opinions to the Independent Directors and related financial analyses. Company management made various assumptions when preparing the unaudited Company Management Projections. These assumptions included the risks and probability of success of the Company’s product candidates, timing for clinical trial completion and commercial launch, along with estimated operational costs, including sales & marketing, research & development, manufacturing, and general & administrative, and other market and financial conditions and other future events, the results of which are reflected in the table below.

In light of the foregoing factors and the uncertainties inherent in these projections, Company stockholders are cautioned not to place undue, if any, reliance on these projections.

(in millions)	2020	2021	2022	2023	2024	2025	2026	2027
Total Revenue	$12	$81	$291	$514	$712	$930	$1,170	$1,333
COGS, R&D and SG&A expenses	$264	$278	$317	$389	$477	$535	$608	$668
EBIT	$(252)	$(196)	$(26)	$125	$235	$395	$562	$665
Unlevered Free Cash Flow	$(260)	$(204)	$(62)	$85	$193	$340	$495	$498

	2028	2029	2030	2031	2032	2033	2034	2035
Total Revenue	$1,445	$1,551	$1,730	$1,861	$1,819	$1,670	$1,470	$1,179
COGS, R&D and SG&A expenses	$736	$803	$875	$946	$905	$797	$693	$609
EBIT	$709	$748	$854	$916	$914	$874	$777	$570
Unlevered Free Cash Flow	$543	$549	$622	$679	$691	$679	$610	$474

The Company Management Projections include certain non-GAAP measures, including as listed below:

•	“EBIT” refers to the Company’s total revenue less cost of goods sold and operating expenses, which includes stock-based compensation expense.

•	“Unlevered Free Cash Flow” was calculated by taking EBIT and adjusting for taxes, expected working capital requirements, depreciation, amortization and capital expenditures.

The Company Management Projections may calculate certain non-GAAP financial measures, including EBIT, and Free Cash Flow, using different methodologies than other companies, and the Company does not provide a reconciliation of the forward-looking non-GAAP financial measures to the comparable GAAP financial measures because it is unable to reasonably predict certain items contained in the GAAP measures, including non-recurring and infrequent items that are not indicative of the Company’s ongoing operations. These items are uncertain, depend on various factors and could have a material impact on the Company’s GAAP results for the applicable period.

Early Long-Term Projections

Before creating the Company Management Projections, Company management prepared certain unaudited prospective financial information regarding the Company on a stand-alone basis for fiscal years 2020 through calendar year 2030 (the “Early Long-Term Projections”), reflecting the significant uncertainty surrounding the impact of COVID-19 on PALFORZIA and the uncertainties inherent in the Company’s pipeline. The Early Long-Term Projections were created by management with a focus on exploring long-term strategic goals and the impact of various scenarios on potential funding needs in an effort to facilitate discussions regarding the Company’s long-term strategic plan and the impact that certain scenarios might have on the probability of success of the Company’s programs, rather than to estimate a long-term value of the Company. In creating the Early Long-Term Projections, Company management made various assumptions, including the impact of COVID-19 on PALFORZIA, the probability of success of the Company’s product candidates, timing for clinical trial completion and commercial launch, as well as estimated operational costs, including sales & marketing, research & development, manufacturing, and general & administrative, and other market and financial conditions and other future events, the results of which are reflected in the tables below. The Most Favorable Scenario (as presented below) of the Early Long-Term Projections was presented to representatives of Parent on July 31, 2020 as part of discussions concerning the Company’s long-term goals and potential successes, but not as a prediction of success or of the Company’s valuation. Company management informed representatives of Parent that the Early Long-Term Projections were not created as a prediction of success or of the Company’s financial results and should not be relied upon for those purposes. A slightly modified version of the Most Favorable Scenario (as presented below) of the Early Long-Term Projections was subsequently presented to the Independent Directors during the meeting of the Independent Directors on August 4, 2020, along with two other scenarios that collectively represented a range of possible outcomes pertaining to the likelihood of achieving the Company’s long-term strategic plans, taking into account various possible effects of COVID-19 and the various assumptions identified above. The Middle-of-the-Road Scenario (as presented below) of the Early Long-Term Projections represented the possibility of an extended adverse effect of COVID-19 on the Company’s programs. The Least Favorable Scenario (as presented below) of the Early Long-Term Projections considered the impact on the Company of a 50% reduction in revenue across all of the Company’s programs. The Independent Directors believed that some of the Early Long-Term Projections scenarios suggested a significant overvaluation of the Company because these projections were prepared with a focus on the resources necessary to achieve long-term strategic goals rather than with a focus on estimating the long-term value of the Company and thus did not adequately reflect the impact of COVID-19 on the Company’s programs and revenues. The Early Long-Term Projections were not relied upon or used as a basis for any fairness opinion related to the Offer and Merger because they were not intended to represent an estimated long-term value of the Company, but were instead prepared to facilitate discussions related to probability of success of certain of the Company’s programs and initiatives without purporting to make any predictions about which scenario was more or less likely to occur.

The Independent Directors noted that the Early Long-Term Projections reflected various assumptions and estimates regarding the Company’s business. The information about the Early Long-Term Projections is being provided in this Schedule 14D-9 solely because the Early Long-Term Projections were made available to the Independent Directors and a subset of such projections was made available to Parent and its representatives. The Independent Directors did not consider nor rely upon the Early Long-Term Projections in evaluating the potential transaction with Parent or in reaching their determination on August 28, 2020 to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

You should note that the Early Long-Term Projections set forth below constitute forward-looking statements. For more information, please see the cautionary statements contained in Aimmune’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 filed with the SEC and under “Item 8. Additional Information–Cautionary Note Regarding Forward-Looking Statements” in the Schedule 14D-9. In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Early Long-Term Projections – Most Favorable Scenario (as presented to representatives of Parent)

(in millions)	2020	2021	2022	2023	2024	2025
Total Revenue	$8	$212	$517	$857	$1,219	$1,682
COGS, R&D and SG&A expenses	$215	$248	$299	$394	$458	$505
Operating Income (Loss)	$(207)	$(36)	$217	$464	$761	$1,177
Other Income (Expense), net	$(10)	$(10)	$(9)	$(7)	$5	$15
Tax	$—	$—	$—	$58	$190	$294
Net Income (Loss)	$(216)	$(46)	$208	$399	$576	$897

	2026	2027	2028	2029	2030
Total Revenue	$2,120	$2,446	$2,797	$3,661	$4,620
COGS, R&D and SG&A expenses	$513	$538	$626	$795	$933
Operating Income (Loss)	$1,607	$1,908	$2,171	$2,865	$3,687
Other Income (Expense), net	$24	$37	$52	$71	$95
Tax	$402	$477	$543	$716	$922
Net Income (Loss)	$1,230	$1,468	$1,681	$2,219	$2,860

Early Long-Term Projections – Most Favorable Scenario (as presented to the Independent Directors)

(in millions)	2020	2021	2022	2023	2024	2025
Total Revenue	$8	$212	$517	$857	$1,219	$1,682
COGS, R&D and SG&A expenses	$215	$248	$299	$394	$458	$505
Operating Income (Loss)	$(207)	$(36)	$217	$464	$761	$1,177
Other Income (Expense), net	$(10)	$(10)	$(10)	$(7)	$5	$15
Tax	$—	$—	$—	$58	$190	$294
Net Income (Loss)	$(216)	$(46)	$208	$398	$576	$897

	2026	2027	2028	2029	2030
Total Revenue	$2,120	$2,445	$2,797	$3,655	$4,523
COGS, R&D and SG&A expenses	$513	$538	$626	$795	$925
Operating Income (Loss)	$1,607	$1,908	$2,171	$2,860	$3,598
Other Income (Expense), net	$24	$37	$52	$71	$94
Tax	$402	$477	$543	$715	$899
Net Income (Loss)	$1,230	$1,468	$1,681	$2,216	$2,792

Early Long-Term Projections – Middle-of-the Road Scenario

(in millions)	2020	2021	2022	2023	2024	2025
Net Income (Loss)	$(223)	$(166)	$(177)	$(6)	$230	$453

	2026	2027	2028	2029	2030
Net Income (Loss)	$832	$1,215	$1,643	$2,043	$2,700

Early Long-Term Projections – Least Favorable Scenario

(in millions)	2020	2021	2022	2023	2024	2025
Total Revenue	$4	$106	$258	$429	$609	$841
COGS, R&D and SG&A expenses	$214	$237	$279	$360	$417	$449
Operating Income (Loss)	$(210)	$(131)	$(21)	$68	$192	$392
Other Income (Expense), net	$(10)	$(9)	$(10)	$(10)	$(1)	$3
Tax	$—	$—	$—	$9	$48	$98
Net Income (Loss)	$(220)	$(141)	$(30)	$50	$143	$298

	2026	2027	2028	2029	2030
Total Revenue	$1,060	$1,223	$1,390	$1,828	$2,262
COGS, R&D and SG&A expenses	$452	$468	$519	$638	$736
Operating Income (Loss)	$608	$755	$880	$1,190	$1,526
Other Income (Expense), net	$7	$12	$18	$25	$35
Tax	$152	$189	$220	$297	$381
Net Income (Loss)	$463	$578	$678	$917	$1,179

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with J.P. Morgan’s services as financial advisor to the Company (including the delivery of its opinion), the Company has agreed to pay J.P. Morgan a fee of approximately $19.9 million, of which $2.0 million was payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the transaction. In addition, the Company has agreed to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement and reimburse J.P. Morgan for its reasonable costs and expenses incurred in connection with its services, including reasonable fees and expenses of counsel, provided that, other than certain out-of-pocket expenses, such reimbursable expenses shall not exceed $50,000 in the aggregate without the Company’s consent.

In connection with Lazard’s services as the Company’s financial advisor, the Company has agreed to pay Lazard an aggregate fee of approximately $17.4 million, of which $1.5 million was payable upon delivery of its opinion and the remainder is contingent upon the closing of the transaction. In addition, the Company has agreed to indemnify Lazard against certain liabilities arising out of Lazard’s engagement and reimburse Lazard for its reasonable expenses incurred in connection with its services, including reasonable fees and expenses of counsel, provided, that, such reimbursable expenses shall not exceed $50,000 in the aggregate without the Company’s consent.

Additional information pertaining to the retention of J.P. Morgan and Lazard by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinions of the Company’s Financial Advisors” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge after a review of Section 16 filings, by any of the Company’s directors, executive officers or affiliates, except for the following transactions:

Name	Date of Transaction	Nature of Transaction	Number of Shares*	Price/share
Dr. Jayson D.A. Dallas	09/11/2020	Acquisition*	3,300	$34.20
Dr. Daniel C. Adelman	09/11/2020	Acquisition*	2,420	$34.20
Eric H. Bjerkholt	09/11/2020	Acquisition*	2,420	$34.20
Andrew Oxtoby	09/11/2020	Acquisition*	2,420	$34.20
Douglas T. Sheehy	09/11/2020	Acquisition*	2,420	$34.20

*	Restricted stock units that vested on September 11, 2020 of which a portion will be sold to cover taxes.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

The Company has agreed that from the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, the Company will not and will cause its subsidiaries and their respective representatives not to, directly or indirectly, among other things, solicit any Takeover Proposals (as defined in the Offer to Purchase in the section “Special Factors—Section 6. Summary of the Merger Agreement”). In addition, the Company has agreed to comply with certain procedures in the event that the Company receives an unsolicited Takeover Proposal.

Item 8. Additional Information.

Named Executive Officer Golden Parachute Compensation.

See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Schedule 13E-3.

The Company will file with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3 with respect to the Offer and the Merger, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed.

Stockholder Approval Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the stockholders that did not tender their Shares in the Offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is consummated, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer, following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time will be entitled to appraisal rights for the “fair value” of their shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex D and expressly incorporated herein by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Any stockholder contemplating the exercise of appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex D, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL to submit a written demand for appraisal of such holder’s Shares; (iii) continuously are the record holders of such Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights; and (v) otherwise comply with the procedures and satisfy certain ownership thresholds set forth in Section 262, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex D carefully because failure to timely and properly comply with the procedures specified will result in the termination or loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

If the Merger is consummated pursuant to Section 251(h) of the DGCL and a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of giving the formal notice of appraisal rights under Section 262 of the DGCL (which is the mailing of this Schedule 14D-9, which was mailed on September 14, 2020), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Aimmune Therapeutics, Inc. 8000 Marina Boulevard, Suite 300, Brisbane, California 94005, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described below) and that such stockholder intends thereby to demand appraisal of such Shares.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex D to this Schedule 14D-9.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN THE TERMINATION OR LOSS OF YOUR APPRAISAL RIGHTS.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general and subject to certain exceptions, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock within the three years prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the relevant stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to the time such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The transaction in November 2016 in which Parent, together with its affiliates, became an interested stockholder was approved by the Company Board for purposes of Section 203 prior to such transaction being consummated. In addition, together with its affiliates, Parent has owned more than 15% of the Shares since 2016 and has been an interested stockholder for more than three years. Finally, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, for purposes of Section 203. Therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the Hart-Scott-Rodino Act (“HSR Act”) and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 calendar days, but (i) this period may be shortened if the reviewing agency grants “early termination,” or (ii) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (iii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and

Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on September 3, 2020. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on September 18, 2020, unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Parent and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Based on a review of the information currently available about the businesses in which the Company and its subsidiaries are engaged, a pre-merger notification filing is required to be made to the German Federal Cartel Office (“FCO”). Under the antitrust and competition laws of the Federal Republic of Germany, the acquisition of the Shares by Purchaser pursuant to the Offer may not be consummated until the FCO has provided written clearance or the waiting period of one (1) month after submission of a complete notification has expired without the FCO having prohibited the transaction. The required pre-merger notification filing was made with the FCO on September 8, 2020, and the waiting period with respect to the Offer and Merger is scheduled to expire on October 8, 2020, unless earlier terminated by the FCO and absent an investigation commenced by the FCO. The commencement of such formal investigation would extend the waiting period up to four (4) months from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and Merger without clearance from the FCO could result in administrative penalties under German competition law, and the Offer and Merger could be deemed invalid by the FCO. If the FCO determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, the FCO may prohibit the acquisition of the Shares in the Offer or the Merger or impose other conditions or remedies, including divestitures. Although Parent and Purchaser believe that the consummation of the Offer will not violate any German antitrust or competition laws, Parent and Purchaser cannot be certain that the necessary approvals will be granted or that the required waiting period will expire, and if such approval is granted or waiting period is expired, Parent and Purchaser cannot be certain as to the date of those approvals or expiration. Transactions such as the acquisition of the Shares pursuant to the Offer frequently are scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made, or, if such challenge is made, the result thereof.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act and the Federal Cartel Office (Bundeskartellamt) in Germany, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares pursuant to the Offer or the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2020 and March 31, 2020 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of August 29, 2020 by and among the Company, Parent and Purchaser. Additional statements include, but are not limited to, statements regarding: the Company’s expectations regarding the potential benefits of PALFORZIA; the Company’s expectations regarding the potential commercial launch of PALFORZIA; and the Company’s expectations regarding potential applications of the CODIT approach to treating life-threatening food allergies.

Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Purchaser and Parent, the Schedule 14D-9 and the Schedule 13E-3 transaction statement to be filed by the Company in connection with the tender offer. Risks and uncertainties that contribute to the uncertain nature of the forward-looking statements regarding the Company’s business may include: the expectation that the Company will need additional funds to finance its operations; the Company’s dependence on the success of PALFORZIA; the Company’s ability to build a commercial field organization and distribution network; the degree of acceptance of PALFORZIA among physicians, patients, healthcare payors, patient advocacy groups and the general medical community; the Company’s ability to obtain favorable coverage and reimbursement from third-party payors for PALFORZIA; the Company’s reliance on third parties for the manufacture of PALFORZIA; the Company’s ability to implement and comply with the REMS for PALFORZIA; possible regulatory developments in the United States and foreign countries; and the Company’s ability to attract and retain senior management personnel.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and none of the Parent, Purchaser, nor the Company undertakes any obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated September 14, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with SEC on September 14, 2020 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Opinion of J.P. Morgan Securities LLC, dated August 28, 2020 (included as Annex B to this Schedule 14D-9).

(a)(4)*	Opinion of Lazard Frères & Co. LLC, dated August 28, 2020 (included as Annex C to this Schedule 14D-9).

Exhibit Number	Description

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(7)	Press Release issued by the Company, dated August 31, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2020).

(a)(8)	Summary Newspaper Advertisement, published in the Wall Street Journal on September 14, 2020 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(9)	Email to the Company’s employees distributed on August 31, 2020 from Jayson Dallas, President and Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9-C filed with the SEC on August 31, 2020).

(a)(10)	Questions and Answers to the Company’s employees distributed on August 31, 2020 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9-C filed with the SEC on August 31, 2020).

(a)(11)	Employee Town Hall Presentation presented on August 31, 2020 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9-C filed on filed with SEC on August 31, 2020).

(a)(12)	Social Media Posts published on August 31, 2020 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on August 31, 2020).

(a)(13)*	Letter to Stockholders of the Company, dated September 14, 2020, from Jayson Dallas, President and Chief Executive Officer of the Company.

(a)(14)	Press Release issued by Parent on August 31, 2020 (incorporated by reference to Exhibit 99.1 to Parent’s Schedule TO-C filed with the SEC on August 31, 2020).

(a)(15)	Press Release issued by Parent on September 14, 2020 (incorporated by reference to Exhibit 99.1 to Parent’s Schedule TO-C filed with the SEC on September 14, 2020).

(e)(1)	Agreement and Plan of Merger, dated as of August 29, 2020, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2020).

(e)(2)	Confidentiality Agreement, dated as of July 25, 2020, between Parent and the Company (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(3)	2013 Stock Plan (incorporated by reference to Exhibit 10.5(a) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(e)(4)	Amendment to the 2013 Stock Plan, dated January 20, 2015 (incorporated by reference to Exhibit 10.5(b) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(e)(5)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2013 Stock Plan (incorporated by reference to Exhibit 10.5(c) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(e)(6)	Form of Restricted Stock Purchase Grant Notice and Restricted Stock Purchase Agreement under the 2013 Stock Plan (incorporated by reference to Exhibit 10.5(d) to the Company’s Registration Statement on Form S-1 filed with the SEC on July 6, 2015).

(e)(7)	2015 Equity Incentive Annual Plan (incorporated by reference to Exhibit 92.2(a) to the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015).

Exhibit Number	Description

(e)(8)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2015 Equity Incentive Annual Plan (as amended and restated) (incorporated by reference to Exhibit 10.6(b) to the Company’s Registration Statement on Form S-1/A filed with the SEC on July 27, 2015).

(e)(9)	Form of Restricted Stock Award Agreement and Restricted Stock Unit Award Grant Notice under the 2015 Equity Incentive Annual Plan (incorporated by reference to Exhibit 10.6(c) to the Company’s Registration Statement on Form S-1/A filed with the SEC on July 27, 2015).

(e)(10)	Aimmune Therapeutics, Inc. 2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 11, 2015).

(e)(11)	Transition and Separation Agreement, dated November 5, 2017, by and between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2017).

(e)(12)	Amendment Letter, dated December 27, 2018, by and between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.10(b) to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(e)(13)	Letter Agreement, dated June 13, 2019, between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019).

(e)(14)	Letter Agreement, dated December 19, 2019, between the Company and Stephen G. Dilly, M.B.B.S., Ph.D. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2019).

(e)(15)	Executive Employment Agreement, dated June 4, 2018, by and between the Company and Jayson Dallas M.D. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018).

(e)(16)	Executive Employment Agreement, dated April 4, 2016, by and between the Company and Douglas T. Sheehy (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2016).

(e)(17)	Executive Employment Agreement, dated June 16, 2016, by and between the Company and Daniel Adelman (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2016).

(e)(18)	Executive Employment Agreement, dated April 28, 2017, by and between the Company and Eric H. Bjerkholt (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2017).

(e)(19)	Executive Employment Agreement, dated January 22, 2019, by and between the Company and Andrew Oxtoby (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(e)(20)	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

(e)(21)	Aimmune Therapeutics, Inc. Corporate Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2016).

(e)(22)	Amended and Restated Registration Rights Agreement, dated February 4, 2020, by and between the Company and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2020).

Exhibit Number	Description

(e)(23)	Amended and Restated Standstill Agreement, dated February 4, 2020, by and between the Company and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2020).

(e)(24)†	Amended and Restated Strategic Collaboration Agreement, dated February 4, 2020, by and between the Company and Société des Produits Nestlé S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report filed with the SEC on February 5, 2020).

(e)(25)	Securities Purchase Agreement, dated February 4, 2020, by and between the Company and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report filed with the SEC on February 5, 2020).

(e)(26)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A filed with the SEC on July 27, 2015).

(e)(27)	Supplemental Terms to the Confidentiality Agreement, dated August 20, 2020, by and among Parent, its affiliates and the Company (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

*	Filed herewith
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy
Name: Douglas Sheehy
Title: General Counsel and Secretary

Dated: September 14, 2020

Annex A

Business and Background of the Company’s Directors and Executive Officers

Directors

Jayson D.A. Dallas, M.D., 52, has served as the Company’s President and Chief Executive Officer and as a member of the Company Board since June 2018. Dr. Dallas joined the Company from Ultragenyx Pharmaceutical Inc., a public biopharmaceutical company, where he had served as Executive Vice President since January 2016 and Chief Commercial Officer since August 2015. Between August 2015 and January 2016, he served as Senior Vice President of Ultragenyx. Prior to Ultragenyx, Dr. Dallas served as General Manager of Roche Holding (UK) Limited, a public healthcare company, in the United Kingdom from July 2012 to July 2015. Prior to that, he held two different positions at Genentech, Inc., a public pharmaceutical company, as Head of Global Oncology Launch Excellence and Biosimilar Strategy and Head of Global Product Strategy for Immunology and Ophthalmology from May 2010 to June 2012. Prior to joining Genentech, Dr. Dallas worked at Novartis AG and Pharmacia Corporation in the United States and, prior to that, at Roche in Switzerland. Dr. Dallas has also served as a board member of Arena Pharmaceuticals Inc., a public biopharmaceutical company, since February 2017.

Mark T. Iwicki, 53, has served as a member of the Company Board since May 2015. Mr. Iwicki currently serves as the Chairman and Chief Executive Officer of Kala Pharmaceuticals, Inc., a biopharmaceutical company, which he joined in April 2015. Mr. Iwicki also has served served as the Chairman of the board of directors since November 2015 since February 2016 for Pulmatrix, Inc., a biopharmaceutical company, a member of the board of directors since May 2015 for Merus B.V., a biopharmaceutical company, chair of the board of directors since October 2018 for Akero Therapeutics, a biotechnology company, a member of the board of directors of Oxeia Biopharmaceuticals, a biotechnology company, since January 2016, and a member of the board of directors of Nimbus Therapeutics LLC, a biotechnology company, since April 2015. Previously, Mr. Iwicki served as President and Chief Executive Officer and a member of the board of directors of Civitas Therapeutics, Inc., a biopharmaceutical company, from January 2014 until its acquisition by Acorda Therapeutics, Inc., a biotechnology company, in September 2014. From December 2012 to January 2014, Mr. Iwicki served as President and Chief Executive Officer and director at Blend Therapeutics, Inc., a biopharmaceutical company. From 2007 to June 2012, Mr. Iwicki served in several roles, including Chief Commercial Officer, President and Chief Operating Officer and Director and Chief Executive Officer at Sunovion Pharmaceuticals, Inc., formerly Sepracor, Inc., a pharmaceutical company. From 1998 to 2007, Mr. Iwicki held executive positions, including Vice President and Business Unit Head, at Novartis Pharmaceuticals Corporation, a pharmaceuticals company. Mr. Iwicki has also held management positions at Astra Merck Inc. and Merck & Co., Inc., pharmaceutical companies.

Greg Behar, 51, joined the Company Board in November 2016 in connection with the equity investment in the Company by Nestlé Health Science US Holdings, Inc. Mr. Behar currently serves as Chief Executive Officer of Nestlé Health Science, a global business unit of Nestlé S.A., a nutrition, health and wellness company, which he joined in July 2014. Previously, Mr. Behar was President and Chief Executive Officer of Boehringer Ingelheim Pharmaceuticals Inc. (USA), a pharmaceutical company, from 2011 to June 2014 and Corporate Vice President Region NECAR (North European Union, Canada and Australia) for Boehringer Ingelheim GmbH, a pharmaceutical company, from 2010 to 2011. He also spent seven years in marketing and sales leadership in various roles at Novartis AG, a healthcare company, following earlier work at Nestlé. Mr. Behar has also served on the boards of Seres Therapeutics, Inc., a microbiome therapeutics platform company, since January 2015, Cerecin, Inc., a clinical development company, since October 2014, Axcella Health, Inc., an amino acids therapeutics company, since February 2016, and Prometheus Biosciences, Inc., a biopharmaceutical company, from January 2015 to December 2016.

Brett K. Haumann, M.D., 50, has served as a member of the Company Board since October 2018. Dr. Haumann is Chief Medical Officer and Senior Vice President, Clinical Development, and a member of the board of directors of Theravance Biopharma, Inc., a biopharmaceutical company, which he joined in June 2014 in connection with Theravance Biopharma’s spin-off from Theravance Inc., after joining Theravance Inc. as Vice President, Clinical Development, in October 2013. He became Vice President, Clinical Development and Operations of Theravance Inc. in March 2014 and became Senior Vice President, Clinical Development at Theravance Biopharma in December 2014. Dr. Haumann served as Chief Medical Officer at, and on the board of directors of Circassia Limited, a UK-based allergy biopharmaceutical company, from September 2012 to June 2013 and on the board of directors of Reacta Biotech Limited, a UK-based peanut allergy diagnostic company, from June 2014 to November 2016. Dr. Haumann held senior positions at GlaxoSmithKline, a pharmaceutical company, from 2001 to 2012, including Medicines Development Leader and Vice President Clinical Development until August 2012. Dr. Haumann has more than 20 years of experience in the discovery and development of pulmonary and allergy medicines.

Mark D. McDade, 65, has served as the Chair of the Company Board since May 2015. Since January 2017, Mr. McDade has served as Managing Partner of the Qiming US Healthcare Fund, a venture capital firm. He previously served as Executive Vice President and Chief Operating Officer of UCB S.A., a Belgian biopharmaceutical company, from 2009 until his retirement from UCB S.A. in October 2016, after serving as Executive Vice President, Corporate Development since 2008. From 2002 to 2007, Mr. McDade served as Chief Executive Officer and as a member of the board of directors of PDL BioPharma, Inc., a biotechnology company. From 2000 to 2002, Mr. McDade was Chief Executive Officer of Signature BioScience, Inc., a drug discovery company. From 1994 to 2000, Mr. McDade served as Chief Operating Officer and as a director of Corixa Corporation, a biopharmaceutical company he co-founded. At Corixa, Mr. McDade also served as President from 1998 to 2000. He has served on the board of directors of Dermira, Inc., a biopharmaceutical company, since August 2014, which was acquired by Eli Lilly in February 2020. Mr. McDade also served on the board of directors of Five Prime Therapeutics, Inc., a biotechnology company, from 2006 to November 2018. Mr. McDade served as a member of the board of directors for Phillips Edison Grocery Center REIT II, Inc., a non-traded real estate investment company, from December 2013 until November 2019 and served as an Independent Director at Phillips Edison Grocery Center REIT III, Inc. from November 2018 until November 2019, when it was acquired by Phillips Edison & Company, Inc. Additionally, Mr. McDade is on the board of several privately-held companies.

Stacey D. Seltzer, 44, has served as a member of the Company Board since January 2015. Ms. Seltzer is currently a partner at Aisling Capital, an investment firm, where she previously served as principal since joining in September 2008. From 2004 to 2008, Ms. Seltzer held various positions at Schering-Plough Corporation, a pharmaceutical company, including U.S. Schering-Plough Brand Lead for Zetia, Associate Director, U.S. Marketing, Senior Manager, Global Licensing and Management Associate. From 2001 to 2002, Ms. Seltzer served as Director of Business Development for Akceli, Inc., a biotechnology company. Ms. Seltzer has served on the board of directors of Promentis Pharmaceuticals, Inc., a biopharmaceutical company, since November 2016.

Patrick G. Enright, 59, has served as a member of the Company Board since April 2013. Mr. Enright is a founder of Longitude Capital, a venture capital firm focused on investments in pharmaceutical and medical technology companies and has served as its Managing Director since 2006. From 2002 through 2006, Mr. Enright was a Managing Director of Pequot Ventures, a venture capital investment firm, where he co-led the life sciences investment practice. He has served on the board of directors since 2009 for Jazz Pharmaceuticals plc and as chair of the board of directors for Aptinyx Inc. since May 2016, both public pharmaceutical companies. Mr. Enright previously served on the board of directors from March 2008 to May 2017 of Corcept Therapeutics Incorporated, a pharmaceutical company, and as a member of the board of directors from April 2013 to June 2016 of Esperion Therapeutics, Inc., a pharmaceutical company. Mr. Enright is also on the board of several privately-held companies.

Kathryn E. Falberg, 60, has served as a member of the Company Board since May 2015. She previously served as Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc, a biopharmaceutical company, from March 2012 to March 2014, after serving as Senior Vice President and Chief Financial Officer since December 2009. From 2001 to 2009, Ms. Falberg worked with several smaller companies while serving as a corporate director for several companies. From 1995 to 2001, Ms. Falberg was with Amgen Inc., a biotechnology company, where she served as Senior Vice President, Finance and Strategy and Chief Financial Officer, and prior to that as Vice President, Chief Accounting Officer and Vice President, Treasurer. Ms. Falberg has also served as a member of the board of directors for biopharmaceutical companies UroGen Pharma Ltd. since April 2017, Tricida Inc. since May 2018, and Arcus Biosciences Inc. since September 2017, and as a member of the board of directors of The Trade Desk Inc., a public technology company, since August 2016. She previously served on the board of directors of biotechnology companies Axovant Sciences Ltd. from April 2017 to February 2018, BioMarin Pharmaceutical, Inc. from July 2016 to July 2017, aTyr Pharma, Inc. from June 2014 to May 2017, Medivation, Inc. from February 2013 to September 2016, and Halozyme Therapeutics, Inc. from May 2007 to May 2016.

Executive Officers

Jayson D.A. Dallas M.D., 52, has served as the Company’s President and Chief Executive Officer and as a member of the Company Board since June 2018. Dr. Dallas joined the Company from Ultragenyx Pharmaceutical Inc., a public biopharmaceutical company, where he had served as Executive Vice President since January 2016 and Chief Commercial Officer since August 2015. Between August 2015 and January 2016, he served as Senior Vice President of Ultragenyx. Prior to Ultragenyx, Dr. Dallas served as General Manager of Roche Holding (UK) Limited, a public healthcare company, in the United Kingdom from July 2012 to July 2015. Prior to that, he held two different positions at Genentech, Inc., a public pharmaceutical company, as Head of Global Oncology Launch Excellence and Biosimilar Strategy and Head of Global Product Strategy for Immunology and Ophthalmology from May 2010 to June 2012. Prior to joining Genentech, Dr. Dallas worked at Novartis AG and Pharmacia Corporation in the United States and, prior to that, at Roche in Switzerland. Dr. Dallas has also served as a board member of Arena Pharmaceuticals Inc., a public biopharmaceutical company, since February 2017.

Eric H. Bjerkholt, 61, has served as the Company’s Chief Financial Officer since April 2017. Prior to joining the Company, he was CFO at Sunesis Pharmaceuticals, Inc., a biopharmaceutical company, where, over 13 years with the company, his role expanded to oversee business development and multiple aspects of governance and corporate relations. Prior to Sunesis, Mr. Bjerkholt was CFO at IntraBiotics Pharmaceuticals, Inc., and LifeSpring Nutrition, Inc. He began his healthcare career at J.P. Morgan & Co. as an investment banker in New York and then launched the company’s Western U.S. healthcare practice. He has served on the boards of directors of several publicly traded companies, including Corium International, Inc., a biopharmaceutical company, from April 2015 to December 2018, and is currently a member of the board of directors of Cerus Corporation, a biomedical products company, since October 2018.

Daniel C. Adelman, M.D., 63, has served as the Company’s Chief Medical Officer since June 2016. From 2009 to September 2015, Dr. Adelman served as Chief Medical Officer and Senior Vice President of Development of Alvine Pharmaceuticals, Inc., a biopharmaceutical company. Additionally, Dr. Adelman was a member of the Research Advisory Board of Food Allergy Research & Education (FARE), Inc., a non-profit organization, from 2011 to June 2016. From 2003 to 2008, Dr. Adelman served as Chief Medical Officer and Senior Vice President of Development at Sunesis Pharmaceuticals, Inc., a pharmaceutical company. From 1998 to 2003, Dr. Adelman held various positions at Pharmacyclics, Inc., a pharmaceutical company, including Vice President of Clinical Operations and Biometrics. From 1994 to 1998, Dr. Adelman served as Clinical Scientist at Genentech. Dr. Adelman is also currently an Adjunct Professor of Medicine at the University of California, San Francisco, where he has taught and practiced for more than 25 years. Dr. Adelman is a co-founder of Sixal, Inc., and has served as a member of its board of directors since November 2011.

Andrew A. Oxtoby, 47, has served as the Company’s Chief Commercial Officer since January 2019. Prior to joining the Company, Mr. Oxtoby was the Vice President US Diabetes Connected Care & Insulins at Eli Lilly & Company (“Lilly”) from July 2018 to January 2019. Prior to this, Mr. Oxtoby held a number of leadership roles at Lilly in both the US and Europe, including Vice President US Diabetes Sales from March 2017 to June 2018, Vice President International Oncology from January 2015 to February 2017, Global R&D Leader for Thoracic Oncology Products from May 2012 to December 2014, and Managing Director of Lilly Netherlands from December 2009 to April 2012. Prior to joining Lilly, Mr. Oxtoby worked at Procter & Gamble from 1996 to 2000 and held positions in engineering and R&D in multiple business units.

Douglas T. Sheehy, 53, has served as the Company’s General Counsel and Secretary since April 2016. Prior to joining the Company, Mr. Sheehy served as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of Codexis, Inc., a protein engineering company that develops biocatalysts for the pharmaceutical and fine chemical industries, from February 2014 to April 2016, as Senior Vice President, General Counsel and Secretary from 2009 to February 2014 and as Vice President, General Counsel and Secretary from 2007 to 2009. Prior to Codexis, Mr. Sheehy spent five years in key legal roles at CV Therapeutics, Inc., a publicly-held biopharmaceutical company that was subsequently acquired by Gilead Sciences, Inc. in 2009. He began his legal career as a corporate attorney at Gunderson Dettmer LLP.

Narinder Singh, 48, has served as the Company’s Executive Vice President, Technical Operations since July 2020. Prior to joining the Company, Mr. Singh served as Senior Vice President, Pharmaceutical Sciences and Manufacturing at Genocea Biosciences, Inc., a biopharmaceutical company that develops novel cancer immunotherapies, from March 2018 to July 2020. Mr. Singh has extensive experience in process development, scale-up, technical operations, and manufacturing supply chain of biopharmaceuticals. Prior to joining Genocea, Mr. Singh served as Vice President of Drug Product Development and Manufacturing at Momenta Pharmaceuticals from July 2015 to March 2018, responsible for process development and manufacturing of drug products for Momenta’s biosimilars and novel product portfolio. Prior to Momenta, Mr. Singh served as Director, Drug Product Technology at Amgen from June 2007 to July 2015, responsible for process development, commercialization, manufacturing and new technology development for drug products development of Amgen’s biologics-based portfolio. Mr. Singh began his career at Amgen functioning in various junior technical roles, beginning in 1997.

Annex B

August 28, 2020

The Board of Directors

Aimmune Therapeutics, Inc.

8000 Marina Boulevard

Suite 300

Brisbane, CA 94005-1884

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Aimmune Therapeutics, Inc., a Delaware corporation (the “Company”), of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, (the “Agreement”), among the Company, Sociétés des Produits Nestlé S.A. (the “Acquiror”) and its wholly-owned subsidiary, SPN MergerSub, Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $34.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Company, any wholly-owned subsidiary of the Company, the Acquiror and Acquisition Sub, and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated August 27, 2020 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with certain affiliates of the Acquiror, including Nestlé S.A., the parent company of the Acquiror (“Parent”), for which we and our affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on Parent’s revolving credit facilities in August 2018 and October 2019, joint lead bookrunner on an Acquiror affiliate’s offering of debt securities in September 2018 and financial advisor to Parent on the sale of its gastrointestinal disease diagnostics unit, Prometheus Laboratories, in July 2019. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

Annex C

8/28/2020

The Board of Directors

Aimmune Therapeutics, Inc.

8000 Marina Boulevard

Suite 300

Brisbane, CA 94005-1884

Dear Members of the Board:

We understand that Aimmune Therapeutics, Inc., a Delaware corporation (the “Company”), Sociétés des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Buyer”), and SPN MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreemen”), pursuant to which Buyer will acquire the Company (the “Transaction”). Pursuant to the Agreement:

•

Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the common stock, par value $0.0001 per share, of the Company (the “Common Stock”) not owned by Buyer or its affiliates, and at a price per share of Common Stock equal to $34.50 (the “Consideration”), on the terms and conditions set forth in the Agreement; and

•

immediately following the closing of the Offer, Merger Sub will merge with and into Company (the “Merger”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive the Consideration, other than shares of Company Common Stock (i) held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock or (ii) held by Buyer, Merger Sub, the Company or any wholly-owned subsidiaries of the Company (all such excluded holders, collectively, “Excluded Holders”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated August 27, 2020, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed historical stock prices and trading volumes of the Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We have relied, with the consent of the Company, on the assessments of the Company as to the validity of, and risks associated with, the products and product candidates of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such products and product candidates and approval thereof by appropriate governmental authorities). We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on the Company and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company. We do not express any opinion as to the price at which shares of the Common Stock may trade at any time subsequent to the announcement of the Offer or the Merger. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the the Consideration to the extent expressly specified herein) of the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and the remainder of which is contingent upon the closing of the Transaction. We in the past have provided, currently are providing and in the future may provide certain investment banking services to L’Oréal S.A. or its subsidiaries, which are affiliates of Buyer, for which we have received and may receive compensation. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company and Buyer for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Buyer and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto (including, without limitation, whether or not such stockholder should tender shares of Common Stock in connection with the Offer).

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of the Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders of the Common Stock (other than Excluded holders).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Stephen Sands
Stephen Sands
Vice Chairman—Investment Banking
Chairman—Global Healthcare Group

By	/s/ Michael Kingston
Michael Kingston
Managing Director

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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